Exhibit 99.1

US GAAP FINANCIAL RESULTS FOR THE SECOND QUARTER OF FISCAL 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains references to Descartes using the words “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

This MD&A also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our current fiscal year, which will end on January 31, 2025, is referred to as the “current fiscal year,” “fiscal 2025,” “2025” or using similar words. Our previous fiscal year, which ended on January 31, 2024, is referred to as the “previous fiscal year,” “fiscal 2024,” “2024” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, 2026 refers to the annual period ending January 31, 2026 and the “fourth quarter of 2026” refers to the quarter ending January 31, 2026.

This MD&A, which is prepared as of September 4, 2024, covers our quarter and six month period ended July 31, 2024, as compared to our quarter and six month period ended July 31, 2023. You should read this MD&A in conjunction with our unaudited condensed consolidated financial statements for our second quarter and six month period of fiscal 2025 that appear elsewhere in this Quarterly Report to Shareholders. You should also read this MD&A in conjunction with our audited annual consolidated financial statements, related notes thereto and the related MD&A for fiscal 2024 that are included in our most recent annual report to shareholders (the “2024 Annual Report”), as filed on March 6, 2024.

We prepare and file our consolidated financial statements and MD&A in United States (“US”) dollars and in accordance with US generally accepted accounting principles (“GAAP”). All dollar amounts we use in this MD&A are in US currency, unless we indicate otherwise.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators. As it relates to our financial condition and results of operations for the interim period ended July 31, 2024, pursuant to NI 51-102, this MD&A updates the MD&A included in the 2024 Annual Report.

Additional information about us, including copies of our continuous disclosure materials such as our annual information form, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR+ website at http://www.sedarplus.com/.

Certain statements made in this Quarterly Report to Shareholders, constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”), including, but not limited to: statements in the “Trends / Business Outlook” section and statements regarding our expectations concerning future revenues and earnings, including potential variances from period to period; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas ("Israel-Hamas Conflict"), or other potentially catastrophic events; results of operations and financial condition; our expectations regarding the cyclical nature of our business; mix of revenues and potential variances from period to period; our plans to focus on generating services revenues yet to continue to allow customers to elect to license technology in lieu of subscribing to services; our expectations on losses of revenues and customers; our baseline calibration; our ability to keep our operating expenses at a level below our baseline revenues; our future business plans and business planning process; allocation of purchase price for completed acquisitions; our expectations regarding future restructuring charges and cost-reduction activities; expenses, including amortization of intangible assets and stock-based compensation; goodwill impairment tests and the possibility of future impairment adjustments; capital expenditures; acquisition-related costs, including the potential for further performance-based contingent consideration; our liability with respect to various claims and suits arising in the ordinary course; any commitments referred to in the “Commitments, Contingencies and Guarantees” section of this MD&A; our intention to actively explore future business combinations and other strategic transactions; our liability under indemnification obligations; our reinvestment of earnings of subsidiaries back into such subsidiaries; our dividend policy; the sufficiency of capital to meet working capital, capital expenditure, debt repayment requirements and our anticipated growth strategy; our ability to raise capital; our adoption of certain accounting standards; and other matters related to the foregoing. When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties and are based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of the Russia-Ukraine Conflict, Israel-Hamas Conflict, or contagious illness outbreaks, a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; our continued operation of a secure and reliable business network; the continued availability of the data and content that is utilized in the delivery of services made available over our network; relative stability of currency exchange rates and interest rates; equity and debt markets continuing to provide us with access to capital; our ability to develop solutions that keep pace with the continuing changes in technology; and our continued compliance with third party intellectual property rights. While management believes these assumptions to be reasonable under the circumstances, they may prove to be inaccurate. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements of, or developments in our business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results” in this MD&A and in other documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada from time to time. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

OVERVIEW

We use technology and networks to simplify complex business processes. We are primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) and data solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies  (including retailers, manufacturers, distributors, and mobile business service providers) for which logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels, or support growth by optimizing the use of assets and information.

Logistics is the management of the flow of resources between a point of origin and a point of destination – processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management are ever evolving as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people, data and business documents.

We believe logistics-intensive organizations are seeking to reduce operating costs, differentiate themselves, improve margins, and better serve customers. Global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, imposition of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

The rise of ecommerce has heightened these challenges for many suppliers with end-customers increasingly demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, the movement and sharing of data between parties involved in the logistics process is equally important to the physical movement of goods. Manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. While the rate of adoption of newer logistics and supply chain management technologies is increasing, a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our target customers are increasingly looking for a single source, neutral, network-based solution provider who can help them manage the end-to-end shipment – from researching global trade information, to the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, to the settlement and audit of the invoice.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries to securely and electronically file shipment and tariff/duty information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance has now become a global issue with significantly more international shipments crossing several borders on the way to their final destinations.

Increasingly, data and content have become central to supply chain planning and execution. Complex international supply chains are affected by logistics service provider performance, capacity, and productivity, as well as regulatory frameworks such as free trade agreements. We believe our Global Trade Data, Trade Regulations, Free-Trade-Agreement, and duty rate and calculation solutions help give our customers the intelligence they need to improve their sourcing, landed cost, and transportation lane and provider selection processes.

Solutions

Descartes’ Logistics Technology Platform unites a growing global community of logistics-focused parties, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer companies access to a wide array of trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route, translate and transfer data to and from partners and deploy additional Descartes solutions on the GLN. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate themselves from their competitors.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics-intensive organizations, whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean or ground transportation. Descartes’ comprehensive suite of solutions includes:

●	Routing, Mobile and Telematics;
●	Transportation Management;
●	Ecommerce, Shipping & Fulfillment;
●	Customs & Regulatory Compliance;
●	Global Trade Intelligence;
●	B2B Messaging & Connectivity; and
●	Broker & Forwarder Enterprise Systems.

The Descartes applications forming part of the Logistics Technology Platform are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ expanding global trade intelligence offering unites systems and people with trade information to enable organizations to work smarter by making more informed supply chain and logistics decisions. Our global trade intelligence solutions can help customers: research and analyze global trade movements, regulations and trends; reduce the risk of transacting with denied parties; increase trade compliance rates; optimize sourcing, procurement, and business development strategies; and minimize duty spend.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternative logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. Upon joining the GLN community, many companies find that a number of their trading partners are already members with an existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the

GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

Sales and Distribution

Our sales efforts are primarily directed towards two specific customer markets: (a) transportation companies and logistics service providers; and (b) manufacturers, retailers, distributors and mobile business service providers. Our sales staff is regionally based and trained to sell across our solutions to specific customer markets. In North America and Europe, we promote our products primarily through direct sales efforts aimed at existing and potential users of our products. In the Asia Pacific, Indian subcontinent, South America and African regions, we focus on making our channel partners successful. Channel partners for our other international operations include distributors, alliance partners and value-added resellers.

United by Design

Descartes’ ‘United By Design’ strategic alliance program is intended to ensure complementary hardware, software and network offerings are interoperable with Descartes’ solutions and work together seamlessly to solve multi-party business problems.

‘United By Design’ is intended to create a global ecosystem of logistics-intensive organizations working together to standardize and automate business processes and manage resources in motion. The program centers on Descartes’ Open Standard Collaborative Interfaces, which provide a wide variety of connectivity mechanisms to integrate a broad spectrum of applications and services.

Descartes has partnering relationships with multiple parties across the following three categories:

●	Technology Partners – Complementary hardware, software, network, and embedded technology providers that extend the functional breadth of Descartes’ solution capabilities;

●	Consulting Partners - Large system integrators and enterprise resource planning system vendors through to vertically specialized or niche consulting organizations that provide domain expertise and/or implementation services for Descartes’ solutions; and
●	Channel Partners (Value-Added Resellers) – Organizations that market, sell, implement and support Descartes’ solutions to extend access and expand market share into territories and markets where Descartes might not have a focused direct sales presence.

Marketing

Our marketing efforts are focused on growing demand for our solutions and establishing Descartes as a thought leader and innovator across the markets we serve. Marketing programs are delivered through integrated initiatives designed to reach our target customer and prospect groups. These programs include digital and online marketing, partner-focused campaigns, proactive media relations, and direct corporate marketing efforts.

Fiscal 2025 Highlights

On March 28, 2024, Descartes acquired all of the shares of OCR Services, Inc. (“OCR”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $82.8 million, net of cash acquired, which was funded from cash on hand.

On April 19, 2024, Descartes acquired substantially all of the shares of Aerospace Software Developments (“ASD”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $62.5 million (EUR 58.7 million), net of cash acquired, which was substantially paid at closing from cash on hand with the remaining $3.6 million expected to be paid by the end of fiscal 2025.

On June 10, 2024, Descartes acquired all of the shares of BoxTop Technologies Limited (“BoxTop”), a leading provider of shipment management solutions for small- to mid-sized logistics services providers. The purchase price for the acquisition was approximately $12.1 million (GBP 9.5 million), net of cash acquired, which was funded from cash on hand.

CONSOLIDATED OPERATIONS

The following table shows, for the periods indicated, our results of operations in millions of dollars (except per share and weighted average share amounts):

	Second Quarter of		First Half of
	2025	2024	2025	2024
Total revenues	163.4	143.4	314.8	280.0
Cost of revenues	40.5	35.0	76.0	67.9
Gross margin	122.9	108.4	238.8	212.1
Operating expenses	59.4	53.6	114.1	104.2
Other charges	0.2	2.5	4.1	4.4
Amortization of intangible assets	17.4	15.5	32.4	30.1
Income from operations	45.9	36.8	88.2	73.4
Investment and other income	2.7	2.0	6.8	3.6
Interest expense	(0.2)	(0.3)	(0.5)	(0.7)
Income before income taxes	48.4	38.5	94.5	76.3
Income tax expense (recovery)
Current	11.5	12.3	23.8	19.9
Deferred	2.2	(1.9)	1.4	(1.1)
Net income	34.7	28.1	69.3	57.5
EARNINGS PER SHARE
BASIC	0.41	0.33	0.81	0.68
DILUTED	0.40	0.32	0.80	0.66
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
BASIC	85,430	85,083	85,353	85,017
DILUTED	87,241	86,783	87,176	86,764

Total revenues consist of license revenues, services revenues and professional services and other revenues. License revenues are derived from perpetual licenses granted to our customers to use our software products. Services revenues are comprised of ongoing transactional and/or subscription fees for use of our services and products by our customers and maintenance, which include revenues associated with maintenance and support of our services and products. Professional services and other revenues are comprised of professional services revenues from consulting, implementation and training services related to our services and products, hardware revenues and other revenues.

Our total revenues were $314.8 million and $280.0 million for the first half of 2025 and 2024, respectively. The increase in revenues in the first half of 2025 compared to the same period of 2024 was primarily due to growth in revenues from new and existing customers, which contributed an incremental $16.2 million in revenue in the first half of 2025. While we saw growth across many lines of our business, revenue growth in the first half of 2025 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions. Revenues were also positively impacted by the partial period of contribution from the acquisitions completed in 2025 (OCR, ASD and BoxTop, collectively, the “2025 Acquisitions”), which contributed an incremental $10.2 million in revenue in the first half of 2025. The principal contributor to the balance of the increase in revenues in the first half of 2025 compared to the same period of 2024 was a full period of contribution from the acquisitions completed in 2024 (Windigo Logistics, Inc., doing business as GroundCloud (“GroundCloud”), and Localz Pty Ltd. (“Localz”), collectively, the “2024 Acquisitions.

For the second quarter of 2025 and 2024, our total revenues were $163.4 million and $143.4 million, respectively. The increase in revenues in the second quarter of 2025 compared to the same period of 2024 was primarily due to the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $8.2 million in revenue in the second quarter of 2025. Revenues were also positively impacted by growth in revenues from new and existing customers, which contributed an incremental $7.5 million in revenue in the second quarter of 2025. While we saw growth across many lines of our business, revenue growth in the second quarter of 2025 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions. The principal contributor to the balance of the increase in revenues in the second quarter of 2025 compared to the same period of 2024 was a full period of contribution from the 2024 Acquisitions.

The following table provides additional analysis of our revenues by type (in millions of dollars and as a percentage of total revenues) generated over each of the periods indicated:

	Second Quarter of		First Half of
	2025	2024	2025	2024
License	1.4	1.4	1.9	2.3
Percentage of total revenues	1%	1%	1%	1%

Services	146.2	130.7	284.1	254.9
Percentage of total revenues	89%	91%	90%	91%

Professional services and other	15.8	11.3	28.8	22.8
Percentage of total revenues	10%	8%	9%	8%
Total revenues	163.4	143.4	314.8	280.0

Our license revenues were $1.9 million and $2.3 million for the first half of 2025 and 2024, respectively, representing 1% of total revenues in both the first half of 2025 and 2024, respectively. For both the second quarter of 2025 and 2024, our license revenues were $1.4 million, respectively, representing 1% of total revenues in both the second quarter of 2025 and 2024, respectively. While our sales focus has been on generating services revenues in our SaaS business model, we continue to see a market for licensing the products in our omni-channel retailing and home delivery logistics solutions. The amount of license revenues in a period is dependent on our customers’ preference to license our solutions instead of purchasing our solutions as a service and we anticipate variances from period to period.

Our services revenues were $284.1 million and $254.9 million for the first half of 2025 and 2024, respectively, representing 90% and 91% of total revenues in the first half of 2025 and 2024, respectively. The increase in services revenues in the first half of 2025 compared to the same period of 2024 was primarily due to growth in services revenues from new and existing customers, which contributed an incremental $16.2 million in revenue in the first half of 2025. The growth in services revenues in the first half of 2025 from new and existing customers was driven by sales of our global trade intelligence, routing and transportation management solutions. Revenues were also positively impacted by the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $9.9 million in services revenue in the first half of 2025. The principal contributor to the balance of the increase in services revenues in the first half of 2025 compared to the same period of 2024 was a full period of contribution from the 2024 Acquisitions.

For the second quarter of 2025 and 2024, our services revenues were $146.2 million and $130.7 million, respectively, representing 89% and 91% of total revenues in the second quarter of 2025 and 2024, respectively. The increase in revenues in the second quarter of 2025 compared to the same period of 2024 was primarily due to growth in services revenues from new and existing customers, which contributed an incremental $7.1 million in revenue in the second quarter of 2025. Revenues were also positively impacted by the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $6.0 million in services revenue in the second quarter of 2025.

Our professional services and other revenues were $28.8 million and $22.8 million for the first half of 2025 and 2024, respectively, representing 9% and 8% of total revenues for the first half of 2025 and 2024, respectively. The increase in revenues in the first half of 2025 compared to the same period of 2024 was primarily due to a full period of contribution from the 2024 Acquisitions, which contributed an incremental $5.2 million in revenue in the first half of 2025. The contribution of the 2024 Acquisitions in the first half of 2025 was primarily driven by an increase in hardware revenues.

For the second quarter of 2025 and 2024, our professional services and other revenues were $15.8 million and $11.3 million, respectively, representing 10% and 8% of our total revenues in the second quarter of 2025 and 2024, respectively. The increase in revenues in the second quarter of 2025 compared to the same period of 2024 was primarily due to a full period of contribution from the 2024 Acquisitions, which contributed an incremental $3.9 million in revenue in the second quarter of 2025. The contribution of the 2024 Acquisitions in the second quarter of 2025 was primarily driven by an increase in hardware revenues.

We operate in one business segment providing logistics technology solutions. The following table provides additional analysis of our revenues by geographic location of customers (in millions of dollars and as a percentage of total revenues):

	Second Quarter of		First Half of
	2025	2024	2025	2024
United States	109.6	96.8	211.2	187.3
Percentage of total revenues	67%	67%	67%	67%

Europe, Middle-East and Africa (“EMEA”)	38.4	33.7	73.5	67.4
Percentage of total revenues	24%	24%	23%	24%

Canada	10.4	8.3	20.4	16.6
Percentage of total revenues	6%	6%	7%	6%

Asia Pacific	5.0	4.6	9.7	8.7
Percentage of total revenues	3%	3%	3%	3%

Total revenues	163.4	143.4	314.8	280.0

Revenues from the United States were $211.2 million and $187.3 million for the first half of 2025 and 2024, respectively. For the second quarter of 2025 and 2024, revenues from the United States were $109.6 million and $96.8 million, respectively. The increase in the first half and second quarter of 2025 as compared to the same periods of 2024 was primarily a result of growth in revenues from new and existing customers, which contributed an incremental $10.1 million and $3.9 million in revenue, respectively. The growth in the first half and second quarter of 2025 was driven by sales to new and existing customers of our global trade intelligence, routing and transportation management solutions. Revenues were also positively impacted by the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $6.5 million and $4.8 million in revenue in the first half and second quarter of 2025, respectively.

Revenues from the EMEA region were $73.5 million and $67.4 million for the first half of 2025 and 2024, respectively. For the second quarter of 2025 and 2024, revenues from the EMEA region, were $38.4 million and $33.7 million, respectively. The increase in the first half and second quarter of 2025 compared to the same periods of 2024 was primarily due to the partial period of contribution from the 2025 Acquisitions, which contributed an incremental $3.6 million and $3.2 million in revenue, respectively. Revenues were also positively impacted by growth in revenues from new and existing customers, which contributed an incremental $2.0 million and $1.5 million in revenue, respectively.

Revenues from Canada were $20.4 million and $16.6 million for the first half of 2025 and 2024, respectively. For the second quarter of 2025 and 2024, revenues from Canada were $10.4 million and $8.3 million, respectively. The increase in the first half and second quarter of 2025 compared to the same periods of 2024 was primarily due to growth in revenues from new and existing customers, which contributed an incremental $3.8 million and $2.1 million in revenue, respectively.

Revenues from the Asia Pacific region were $9.7 million and $8.7 million for the first half of 2025 and 2024, respectively. For the second quarter of 2025 and 2024, revenues from the Asia Pacific region were $5.0 million and $4.6 million, respectively. The increase in the first half and second quarter of 2025 compared to the same periods of 2024 was primarily due to a full period of contribution from the 2024 Acquisitions, which contributed an incremental $0.5 million and $0.2 million in revenue, respectively. Revenues were also positively impacted by growth in revenues from new and existing customers, which contributed an incremental $0.3 million and $0.1 million in the first half and second quarter of 2025, respectively.

The following table provides analysis of cost of revenues (in millions of dollars) and the related gross margins for the periods indicated:

	Second Quarter of		First Half of
	2025	2024	2025	2024
License
License revenues	1.4	1.4	1.9	2.3
Cost of license revenues	0.2	0.2	0.3	0.5
Gross margin	1.2	1.2	1.6	1.8
Gross margin percentage	86%	86%	84%	78%

Services
Services revenues	146.2	130.7	284.1	254.9
Cost of services revenues	30.1	27.8	58.6	53.7
Gross margin	116.1	102.9	225.5	201.2
Gross margin percentage	79%	79%	79%	79%

Professional services and other
Professional services and other revenues	15.8	11.3	28.8	22.8
Cost of professional services and other revenues	10.2	7.0	17.1	13.7
Gross margin	5.6	4.3	11.7	9.1
Gross margin percentage	35%	38%	41%	40%

Total
Revenues	163.4	143.4	314.8	280.0
Cost of revenues	40.5	35.0	76.0	67.9
Gross margin	122.9	108.4	238.8	212.1
Gross margin percentage	75%	76%	76%	76%

Cost of license revenues consists of costs related to our sale of third-party technology, such as third-party map license fees and royalties.

Gross margin percentage for license revenues was 84% and 78% for the first half of 2025 and 2024, respectively, and 86% for both the second quarter of 2025 and 2024, respectively. Our gross margin on license revenues is dependent on the proportion of our license revenues that involve third-party technology. Consequently, our gross margin percentage for license revenues is higher when a lower proportion of our license revenues attracts third-party technology costs, and vice versa.

Cost of services revenues consists of internal costs of running our systems and applications and other personnel-related expenses incurred in providing maintenance, including customer support.

Gross margin percentage for services revenues was 79% for both the first half of 2025 and 2024, respectively, and 79% for both the second quarter of 2025 and 2024, respectively.

Cost of professional services and other revenues consists of personnel-related expenses incurred in providing professional services, hardware installation as well as hardware costs.

Gross margin percentage for professional services and other revenues was 41% and 40% for the first half of 2025 and 2024, respectively, and 35% and 38% for the second quarter of 2025 and 2024, respectively. Hardware and other revenues typically have lower margins than our professional services revenues and as such variances in gross margin can occur from period to period as a result of the sales mix. The margin in the first half of 2025 was consistent with the same period of 2024. The margin in the second quarter of 2025 was negatively impacted by an increased proportion of lower-margin hardware revenues compared to professional services and other revenues.

Operating expenses, consisting of sales and marketing, research and development and general and administrative expenses, were $114.1 million and $104.2 million for the first half of 2025 and 2024, respectively. Operating expenses were higher in the first half of 2025 compared to the same period of 2024 primarily due to increased headcount-related costs, including stock compensation expense and excluding costs from the 2024 and 2025 Acquisitions, and a partial period of costs from the 2025 Acquisitions, which added approximately $4.0 million and $3.8 million to operating expenses, respectively.

For the second quarter of 2025 and 2024, operating expenses were $59.4 million and $53.6 million, respectively. Operating expenses were higher in the second quarter of 2025 compared to the same period of 2024 primarily due to a partial period of costs from the 2025 Acquisitions and increased headcount-related costs, including stock compensation expense and excluding costs from the 2024 and 2025 Acquisitions, which added approximately $2.9 million and $2.3 million to operating expenses, respectively.

The following table provides analysis of operating expenses (in millions of dollars and as a percentage of total revenues) for the periods indicated:

	Second Quarter of		First Half of
	2025	2024	2025	2024
Total revenues	163.4	143.4	314.8	280.0

Sales and marketing expenses	19.0	17.3	36.5	34.4
Percentage of total revenues	12%	12%	12%	12%

Research and development expenses	23.9	21.7	46.1	41.8
Percentage of total revenues	15%	15%	15%	15%

General and administrative expenses	16.5	14.6	31.5	28.0
Percentage of total revenues	10%	10%	10%	10%

Total operating expenses	59.4	53.6	114.1	104.2
Percentage of total revenues	36%	37%	36%	37%

Sales and marketing expenses consist primarily of salaries, commissions, stock-based compensation and other personnel-related costs, bad debt expenses, travel expenses, advertising programs and services, and other promotional activities associated with selling and marketing our services and products. Sales and marketing expenses were $36.5 million and $34.4 million for the first half of 2025 and 2024, respectively, representing 12% of total revenues in both the first half of 2025 and 2024, respectively. For the second quarter of 2025 and 2024, sales and marketing expenses were $19.0 million and $17.3 million, respectively, representing 12% of total revenues in both the second quarter of 2025 and 2024, respectively. The increase in sales and marketing expenses in the first half and second quarter of 2025 compared to the same periods of 2024 was primarily due to increased headcount-related costs.

Research and development expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, as well as costs for third-party outsourced development providers. We expensed all costs related to research and development in the first half of 2025 and 2024. Research and development expenses were $46.1 million and $41.8 million for the first half of 2025 and 2024, respectively, representing 15% of total revenues in both the first half of 2025 and 2024, respectively. For the second quarter of 2025 and 2024, research and development expenses were $23.9 million and $21.7 million, respectively, representing 15% of total revenues in both the second quarter of 2025 and 2024, respectively. The increase in research and development expenses in the first half and second quarter of 2025 compared to the same periods of 2024 was primarily due to increased headcount-related costs.

General and administrative expenses consist primarily of salaries, stock-based compensation and other personnel-related costs of administrative personnel, as well as professional fees and other administrative expenses. General and administrative costs were $31.5 million and $28.0 million for the first half of 2025 and 2024, respectively, representing 10% of total revenues in both the first half of 2025 and 2024, respectively. General and administrative expenses were $16.5 million and $14.6 million for the second quarter of 2025 and 2024, respectively, representing 10% of total revenues in both the second quarter of 2025 and 2024, respectively. The increase in general and administrative expenses in the first half and second quarter of 2025 compared to the same periods of 2024 was primarily due to increased stock-based compensation costs as well as increased software costs.

Other charges consist primarily of acquisition-related costs with respect to completed and prospective acquisitions, contingent consideration adjustments and restructuring charges. Acquisition-related costs primarily include advisory services, brokerage services, administrative costs and retention bonuses, and relate to completed and prospective acquisitions. Restructuring costs relate to the integration of previously completed acquisitions and other cost-reduction activities. Other charges were $4.1 million and $4.4 million for the first half of 2025 and 2024, respectively, and $0.2 million and $2.5 million for the second quarter of 2025 and 2024, respectively. The decrease in other charges in the first half and second quarter of 2025 compared to the same periods of 2024 was primarily a result of a decrease in contingent consideration adjustments. The contingent consideration adjustments recorded in the first half and second quarter of 2025 relate to changes in anticipated acquisition earnout payment accruals primarily as a result of increases or decreases to revenue performance and forecasts. Revenue forecasts are updated on a quarterly basis and the related earnout payment accruals are updated accordingly.

Amortization of intangible assets is amortization of the value attributable to intangible assets, including customer agreements and relationships, non-compete covenants, existing technologies and trade names, in each case associated with acquisitions completed by us as of the end of each reporting period. Intangible assets with a finite life are amortized to income over their useful life. The amount of amortization expense in a fiscal period is dependent on our acquisition activities. Amortization of intangible assets was $32.4 million and $30.1 million in the first half of 2025 and 2024, respectively, and $17.4 million and $15.5 million in the second quarter of 2025 and 2024, respectively. Amortization expense increased in the first half and second quarter of 2025 compared to the same periods of 2024 primarily due to the 2025 Acquisitions, which resulted in an incremental $3.3 million and $2.7 million of amortization expense, respectively, partially offset by certain assets being fully amortized in the current year. As at July 31, 2024, the unamortized portion of all intangible assets amounted to $303.9 million.

We test the carrying value of our finite life intangible assets for recoverability when events or changes in circumstances indicate that there may be evidence of impairment. We write down intangible assets or asset groups with a finite life to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value. Fair value of intangible assets or asset groups is determined by discounting the expected related cash flows. No finite life intangible asset or asset group impairment has been identified or recorded for any of the fiscal periods reported.

Investment and other income was $6.8 million and $3.6 million for the first half of 2025 and 2024, respectively, and $2.7 million and $2.0 million in the second quarter of 2025 and 2024, respectively. Investment and other income is generally earned on cash balances. The increase in investment and other income in the first half and second quarter of 2025 compared to the same periods of 2024 was primarily due to an increase in interest rates and average cash balances.

Interest expense was $0.5 million and $0.7 million for the first half of 2025 and 2024, respectively, and $0.2 million and $0.3 million in the second quarter of 2025 and 2024, respectively. Interest expense is primarily comprised of debt standby charges as well as the amortization of deferred financing charges. No amounts were borrowed and outstanding on our revolving debt facility in the first half and second quarter of 2025 and 2024, respectively.

Income tax expense is comprised of current and deferred income tax expense. Income tax expense for the first half of 2025 and 2024 was 26.6% and 24.7% of income before income taxes, or $25.2 million and $18.8 million, respectively. Income tax expense for the second quarter of 2025 and 2024 was 28.2% and 27.0% of income before income taxes, or $13.7 million and $10.4 million, respectively. The income tax rate as a percentage of income before income taxes increased in the first half and second quarter of 2025 compared to the same periods of 2024 primarily as a result of a recovery of tax credits related to prior years in Canada in 2024.

Income tax expense – current was an expense of $23.8 million and $19.9 million for the first half of 2025 and 2024, respectively, and an expense of $11.5 million and $12.3 million in the second quarter of 2025 and 2024, respectively. Current income tax expense increased in the first half of 2025 compared to the same period of 2024 primarily due to a decrease in tax attributes available to shelter income in Canada and the United Kingdom. Current income tax expense decreased in the second quarter of 2025 compared to the same period of 2024 primarily due to the availability of tax attributes in United States in the second quarter of 2025.

Income tax expense (recovery) – deferred was $1.4 million and ($1.1) million in the first half of 2025 and 2024, respectively, and an expense (recovery) of $2.2 million and ($1.9) million in the second quarter of 2025 and 2024, respectively. Deferred income tax expense increased in the first half and second quarter of 2025 compared to the same periods of 2024 primarily due to an increase in the utilization of available tax attributes in the United States.

Net income was $69.3 million and $57.5 million for the first half of 2025 and 2024, respectively and $34.7 million and $28.1 million in the second quarter of 2025 and 2024, respectively. Net income in the first half and second quarter of 2025 compared to the same periods of 2024 was positively impacted by the growth in services revenues.

QUARTERLY OPERATING RESULTS

The following table provides an analysis of our unaudited operating results (in thousands of dollars, except per share and weighted average number of share amounts) for each of the quarters indicated:

	Fiscal		Fiscal				Fiscal
	2025		2024				2023
	Second	First	Fourth	Third	Second	First	Fourth	Third
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
Revenues	163.4	151.3	148.2	144.7	143.4	136.6	125.1	121.5
Gross margin	122.9	115.9	112.1	110.4	108.4	103.7	96.1	94.0
Operating expenses	59.4	54.6	52.4	53.0	53.6	50.6	45.7	44.3
Net income	34.7	34.7	31.8	26.6	28.1	29.4	29.8	26.5
Basic earnings per share	0.41	0.41	0.37	0.31	0.33	0.35	0.35	0.31
Diluted earnings per share	0.40	0.40	0.37	0.31	0.32	0.34	0.34	0.31
Weighted average shares outstanding (thousands):
Basic	85,430	85,274	85,136	85,101	85,083	84,949	84,819	84,797
Diluted	87,241	87,116	85,953	86,791	86,783	86,746	86,561	86,483

Revenues over the comparative periods have been positively impacted by the nine acquisitions that we have completed since the beginning of fiscal 2023 through the end of the second quarter of fiscal 2025. In addition, we have seen increased revenues as a result of an increase in transactions processed over our GLN business document exchange as well as an increase in subscriptions for our software solutions and data content.

Our services revenues continue to have minor seasonal trends. In the first fiscal quarter of each year, we historically have seen slightly lower shipment volumes by air and truck which impact the aggregate number of transactions flowing through our GLN business document exchange. In the second fiscal quarter of each year, we historically have seen a slight increase in ocean services revenues as ocean carriers are in the midst of their customer contract negotiation period. In the third fiscal quarter of each year, we have historically seen shipment and transactional volumes at their highest. In the fourth fiscal quarter of each year, the various international holidays impact the aggregate number of shipping days in the quarter, and historically we have seen this adversely impact the number of transactions our network processes and, consequently, the amount of services revenues we receive during that period. In the second and fourth fiscal quarters of each year, we historically have seen a slight decrease in professional services revenues due to various international holidays and vacation seasons. Overall, the impact of seasonal trends has a relatively minor impact on our revenues quarter to quarter.

Revenues increased in the second quarter of 2025 compared to the first quarter of 2025 primarily due to the full period of contribution from the OCR and ASD acquisitions and a partial period of contribution from the BoxTop acquisition, which combined contributed an incremental $6.1 million in revenues. Revenues were also positively impacted by the growth in revenues from new and existing customers, which contributed an incremental $3.1 million in revenue in the second quarter of 2025 compared to the first quarter of 2025. Operating expenses increased in the second quarter of 2025 compared to the first quarter of 2025 primarily due to increased headcount-related costs, including stock-based compensation expense, which contributed an incremental $3.9 million in operating expenses, including the impact of recent acquisitions. Overall net income was consistent with the prior quarter as increases in gross margin were offset by increased amortization expense and a decrease in investment and other income.

LIQUIDITY AND CAPITAL RESOURCES

Cash. We had $252.7 million and $321.0 million in cash as at July 31, 2024 and January 31, 2024, respectively. All cash was held in interest-bearing bank accounts, primarily with major Canadian, US and European banks. The cash balance decreased from January 31, 2024 to July 31, 2024 by $68.3 million primarily due to cash used for acquisitions partially offset by cash generated from operations.

Credit facility. The facility is a $350.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the term ending December 2027. With the approval of the lenders, the credit facility can be expanded to a total of $500.0 million. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Canadian Overnight Repo Rate Average (CORRA) or the Secured Overnight Financing Rate (SOFR) plus an additional 0 to 250 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit facility. A standby fee of between 20 to 40 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

As at July 31, 2024, $350.0 million of the revolving operating credit facility remained available for use. We were in compliance with the covenants of the credit facility as at July 31, 2024 and remain in compliance as of the date of this MD&A.

Short-form base shelf prospectus. On July 15, 2022, we filed a final short-form base shelf prospectus (the “2022 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. No securities were sold pursuant to the 2022 Base Shelf Prospectus, which was withdrawn in July 2024.

On July 15, 2024, we filed a final short-form base shelf prospectus (the “2024 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. No securities have yet been sold pursuant to the 2024 Base Shelf Prospectus.

Working capital. As at July 31, 2024, our working capital surplus (current assets less current liabilities) was $161.4 million. Current assets primarily include $252.7 million of cash, $57.5 million of current trade receivables and $39.0 million of prepaid expenses and other. Current liabilities primarily include $65.2 million of accrued liabilities, $103.7 million of deferred revenue and $21.3 million of accounts payable. Our working capital has decreased from January 31, 2024 to July 31, 2024 by $53.2 million, primarily due to cash used for acquisitions.

Historically, we’ve financed our operations and met our capital expenditure requirements primarily through cash flows provided from operations, issuances of common shares and proceeds from debt. We anticipate that, considering the above, we have sufficient liquidity to fund our current cash requirements for working capital, contractual commitments, capital expenditures and other operating needs. We also believe that we have the ability to generate sufficient amounts of cash in the long term to meet planned growth targets and to fund strategic transactions. Should additional future financing be undertaken, the proceeds from any such transaction could be utilized to fund strategic transactions or for general corporate purposes, including the repayment of outstanding debt. We expect, from time to time, to continue to consider select strategic transactions to create value and improve performance, which may include acquisitions, dispositions, restructurings, joint ventures and partnerships, and we may undertake further financing transactions, including draws on our credit facility, other debt instruments or equity offerings, in connection with any such potential strategic transaction.

With respect to earnings of our non-Canadian subsidiaries, our intention is that these earnings will be reinvested in each subsidiary indefinitely. Of the $252.7 million of cash as at July 31, 2024, $161.8 million was held by our foreign subsidiaries, most significantly in the United States with lesser amounts held in other countries in the EMEA and Asia Pacific regions. To date, we have not encountered significant legal or practical restrictions on the abilities of our subsidiaries to repatriate money to Canada, even if such restrictions may exist in respect of certain foreign jurisdictions where we have subsidiaries. In the future, if we elect to repatriate the unremitted earnings of our foreign subsidiaries in the form of dividends, or if the shares of the foreign subsidiaries are sold or transferred, then we could be subject to additional Canadian or foreign income taxes, net of the impact of any available foreign tax credits, which would result in a higher effective tax rate. We have not provided for foreign withholding taxes or deferred income tax liabilities related to unremitted earnings of our non-Canadian subsidiaries, since such earnings are considered permanently invested in those subsidiaries or are not subject to withholding taxes.

The table set forth below provides a summary of cash flows for the periods indicated in millions of dollars:

	Second Quarter of		First Half of
	2025	2024	2025	2024
Cash provided by operating activities	34.7	52.0	98.4	100.9
Additions to property and equipment	(1.6)	(2.2)	(3.4)	(3.4)
Acquisition of subsidiaries, net of cash acquired	(13.7)	—	(153.7)	(142.7)
Payment of debt issuance costs	—	—	—	—
Issuance of common shares, net of issuance costs	3.3	0.6	7.5	6.0
Payment of withholding taxes on net share settlements	—	—	(6.7)	(4.9)
Payment of contingent consideration	(9.2)	(6.3)	(9.2)	(6.3)
Effect of foreign exchange rate on cash	0.3	1.1	(1.2)	1.4
Net change in cash	13.8	45.2	(68.3)	(49.0)
Cash, beginning of period	238.9	182.2	321.0	276.4
Cash, end of period	252.7	227.4	252.7	227.4

Cash provided by operating activities was $98.4 million and $100.9 million for the first half of 2025 and 2024, respectively, and $34.7 million and $52.0 million for the second quarter of 2025 and 2024, respectively. For the first half of 2025, the $98.4 million of cash provided by operating activities resulted from $69.4 million of net income, plus adjustments for $45.8 million of non-cash items included in net income and less $16.8 million of cash used by changes in our operating assets and liabilities. For the first half of 2024, the $100.9 million of cash provided by operating activities resulted from $57.5 million of net income, plus adjustments for $39.2 million of non-cash items included in net income and plus $4.2 million of cash provided from changes in our operating assets and liabilities. Cash provided by operating activities decreased in the first half of 2025 compared to the same period of 2024 due to an increase in cash used by changes in our operating assets and liabilities partially offset by an increase in net income adjusted for non-cash items. Cash provided by operating activities was negatively impacted in the first half of 2025 by $25.0 million related to contingent consideration payments. Contingent consideration paid in both the first half and second quarter of 2025 totaled $34.2 million, of which $9.2 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $25.0 million was paid out of cash flow from operating activities.

For the second quarter of 2025, the $34.7 million of cash provided by operating activities resulted from $34.7 million of net income, plus adjustments for $26.4 million of non-cash items included in net income and less $26.4 million of cash used by changes in our operating assets and liabilities. For the second quarter of 2024, the $52.0 million of cash provided by operating activities resulted from $28.1 million of net income, plus adjustments for $19.3 million of non-cash items included in net income and plus $4.6 million of cash provided from changes in our operating assets and liabilities. Cash provided by operating activities was negatively impacted in the second quarter of 2025 by $25.0 million related to contingent consideration payments.

Additions to property and equipment were $3.4 million for both the first half of 2025 and 2024, respectively, and $1.6 million and $2.2 million for the second quarter of 2025 and 2024, respectively. Additions to property and equipment in the first half of 2025 were consistent with the same period of 2024. Additions to property and equipment decreased in the second quarter of 2025 compared to the same period of 2024 due to the timing of investments in computing equipment and software to support our network and continue to enhance our security infrastructure.

Acquisition of subsidiaries, net of cash acquired were $153.7 million and $142.7 million for the first half of 2025 and 2024, respectively, and $13.7 million and nil for the second quarter of 2025 and 2024, respectively. Acquisitions in the first half of 2025 related to OCR, ASD and BoxTop. Acquisitions in the first half of 2024 related to GroundCloud and Localz.

Payment of debt issuance costs were nominal for both the first half of 2025 and 2024 and nil for both the second quarter of 2025 and 2024. Debt issuance costs relate to costs paid in amending the terms of our credit facility agreement.

Issuance of common shares, net of issuance costs were $7.5 million and $6.0 million for the first half of 2025 and 2024, respectively, and $3.3 million and $0.6 million for the second quarter of 2025 and 2024, respectively. In the first half and second quarter of 2025 and 2024, respectively, the cash provided was a result of the exercise of employee stock options.

Payment of withholding taxes on net share settlements was $6.7 million and $4.9 million for the first half of 2025 and 2024, respectively, and nil in both the second quarter of 2025 and 2024, respectively. For the first half of 2024 and 2023, the Company reduced issuances by 73,588 and 63,330 common shares, respectively, to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs.

Payment of contingent consideration was $9.2 million and $6.3 million for the first half of 2025 and 2024, respectively, and $9.2 million and $6.3 million for the second quarter of 2025 and 2024, respectively. Contingent consideration paid in both the first half and second quarter of 2025 totaled $34.2 million, of which $9.2 million related to the portion of the earn-out arrangements accrued for at the time of acquisition and the remainder of $25.0 million was paid out of cash flow from operating activities. Contingent consideration paid in both the first half and second quarter of 2024 totaled $6.3 million, which was fully accrued for at the time of acquisition. In the first half and second quarter of 2025, the contingent consideration paid related to the acquisitions of Supply Vision and NetCHB. In the first half and second quarter of 2024, the contingent consideration paid related to the acquisition of NetCHB.

COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

To facilitate a better understanding of our commitments, the following information is provided (in millions of dollars) in respect of our operating obligations as of July 31, 2024:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total

Operating lease obligations	3.3	3.5	1.0	0.1	7.9

Lease Obligations

We are committed under non-cancelable operating leases for buildings, vehicles and computer equipment with terms expiring at various dates through 2030. The undiscounted future minimum amounts payable under these lease agreements are presented in the table above.

Other Obligations

Deferred Share Unit (“DSU”) and Cash-settled Restricted Share Unit (“CRSU”) Plans

As discussed in Note 2 to the audited consolidated financial statements for 2024 included in our 2024 Annual Report, we maintain DSU and CRSU plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate amount for the unvested DSUs and CRSUs of $0.9 million and $1.5 million, respectively, at July 31, 2024. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To substantially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards. As at July 31, 2024, we had equity derivatives for 330,441 Descartes common shares and a DSU liability for 330,441 Descartes common shares, resulting in no net exposure arising from changes to our share price.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our condensed consolidated financial statements.

Business combination agreements

In respect of our acquisitions of Supply Vision and GroundCloud, up to $41.5 million in cash may become payable if certain revenue performance targets are met in the remaining earn-out period, up to a maximum period of two years following the acquisition. A balance of $1.5 million is accrued related to the fair value of this contingent consideration as at July 31, 2024.

Guarantees

In the normal course of business, we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnification obligations.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our condensed consolidated financial statements for the guarantees or indemnities described above.

OUTSTANDING SHARE DATA

We have an unlimited number of common shares authorized for issuance. As of September 4, 2024, we had 85,480,625 common shares issued and outstanding.

As of September 4, 2024, there were 1,618,941 options issued and outstanding, and 2,176,857 options remaining available for grant under all stock option plans.

At the annual meeting of shareholders held on June 13, 2024, the shareholders of the Company approved the addition of 1,765,840 units to the Company’s Performance and Restricted Share Unit Plan. As of September 4, 2024, there were 1,014,961 performance share units (“PSUs”) and 492,110 restricted share units (“RSUs”) issued and outstanding, with a potential of up to a further 282,570 PSUs being earned if maximum performance is achieved in respect of the outstanding PSU awards. Also, as of September 4, 2024, there were 1,943,021 units remaining available for grant under all performance and restricted share unit plans.

Our board of directors has adopted a shareholder rights plan (the “Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over offer, and to provide our board of directors and shareholders with additional time to fully consider any unsolicited take-over bid. We did not adopt the Rights Plan in response to any specific proposal to acquire control of the Company. The Rights Plan was approved by the TSX and was originally approved by our shareholders on May 18, 2005 and took effect as of November 29, 2004. An amended and restated Rights Plan was ratified by shareholders at our annual shareholders’ meeting held on June 15, 2023. The Rights Plan requires re-approval by the shareholders every three years. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements and accompanying notes are prepared in accordance with GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Estimates are deemed critical when a different estimate could have reasonably been used or where changes in the estimates are reasonably likely to occur from period to period and would materially impact our financial condition or results of operations. Our accounting policies are discussed in Note 2 to the audited consolidated financial statements for 2024 included in our 2024 Annual Report.

Our management has discussed the development, selection and application of our critical accounting policies with the audit committee of the board of directors.

The following reflect our more significant estimates, judgments and assumptions which we believe are the most critical to aid in fully understanding and evaluating our reported financial results for the period ended July 31, 2024:

●	Revenue recognition;
●	Impairment of long-lived assets;
●	Goodwill;
●	Stock-based compensation;
●	Income taxes; and
●	Business combinations.

The significant accounting policies are unchanged from those disclosed in the Company’s 2024 Annual Report.

CHANGE IN / INITIAL ADOPTION OF ACCOUNTING POLICIES

Recently issued accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, which is our fiscal year that began on February 1, 2024 (fiscal 2025) and interim periods within fiscal years beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2025. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The amendments in ASU 2023-09 enhance transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company will adopt this guidance in the fourth quarter of fiscal 2026. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

CONTROLS AND PROCEDURES

During the period beginning on May 1, 2024 and ended on July 31, 2024, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

TRENDS / BUSINESS OUTLOOK

This section discusses our outlook for fiscal 2025 and in general as of the date of this MD&A and contains forward-looking statements.

Rates of inflation in many economies have begun to decline since reaching recent peaks over the last two years but in other economies persist at rates higher than historically normal. As inflation returns to target rates in some countries, central banks have begun to ease monetary policy and lower interest rates in response, but in many economies interest rates remain elevated. Slow job growth in the United States has renewed concerns of a US recession, contributing to recent volatility in global stock markets. Global growth remains slow and the outlook for the shipping industry, in particular, is uncertain. Geopolitical tensions, climate change, volatile fuel prices, and increased operational costs may present challenges to freedom of navigation and/or result in disruptions to global trade. These factors could adversely impact our business or the businesses of our customers and suppliers, which in turn could impact the level of usage and/or demand for our products and services and our resulting revenues. The impact of these factors on the global economy in general and on our business specifically is uncertain at this time and the extent to which our business will be affected will depend on a variety of factors, many of which are outside of our control.

More generally, our business may be impacted from time to time by the cyclical and seasonal nature of particular modes of transportation and the freight market, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements (for example, the UK’s departure from the European Union, “Brexit”), timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related or global health events that impact shipping in particular geographies and amendments to international trade reshipments being processed, labor uncertainty or stoppages, adverse fluctuations in the volume of global shipments, or shipments in any particular mode of transportation, may adversely affect our revenues. Significant declines in shipment volumes could likely have a material adverse effect on our business.

Industry consolidation, rapid technological change, growth of ecommerce and frequent new product introductions and enhancements continue to characterize the software and services industries – particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers.

Increased importance is being placed on leveraging cloud-based technology to better manage logistics processes and to connect and collaborate with trading partners on a global basis, as well as to reuse and share supply chain data in order to accelerate time-to-value. Cloud-based technology also enables business networks to more easily unite and integrate services provided by a broad range of partners and technology alliances to extend functionality and further enhance collaboration between business communities. As a result, we believe there is a trend away from using manual and paper-based supply chain and logistics processes towards electronic processes powered by the exchange of electronic information between logistics and supply chain participants.

Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and new functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal, multi-process network with business document exchange and wireless mobile resource management applications with end-to-end global trade compliance, trade content and collaborative supply chain execution applications. These applications include freight bookings, contract and rate management, classification of goods for tariff and duty purposes, sanctioned party screening, customs filings and electronic shipment manifest processes, transportation management, routing and scheduling, purchase order to dock door processes, and inventory visibility.

We believe there is a continued acceptance of subscription pricing and SaaS business models in the markets we serve that provide lower up-front cost and easier-to-maintain alternatives than may be available through traditional perpetual license pricing models. In the second quarter of fiscal 2025, our services revenues comprised 89% of our total revenues, with the balance being license, professional services and other revenues. We expect that our focus in fiscal 2025 will remain on generating services revenues, primarily by promoting the use of our GLN (including customs compliance services) and the migration of customers using our legacy license-based products to our services-based architecture. We anticipate maintaining the flexibility to license our products to those customers who prefer to buy the products in that fashion and the composition of our revenues in any one quarter will be impacted by the buying preferences of our customers.

We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts which provide us with recurring services revenues. After their initial term, our service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services. In a typical year, based on our historic experience, we anticipate that over a one-year period we may lose approximately 4% to 6% of our aggregate annualized recurring revenues from the previous year in the ordinary course, excluding consideration of new customers.

We internally measure and manage our “baseline calibration”, which we define as the difference between our “baseline revenues” and “baseline operating expenses”. Each of these measures constitutes a “supplementary financial measure” under Canadian Securities Administrators’ National Instrument 52-112 and does not have a directly comparable financial measure disclosed in our financial statements. We define our “baseline revenues” as our visible, recurring and contracted revenues. Baseline revenues are not a projection of anticipated total revenues for a period as they exclude any anticipated or expected new sales for a period beyond the date that the baseline revenues are measured. We define our “baseline operating expenses” as our total expenses less interest, investment and other income, taxes, depreciation and amortization, stock-based compensation (for which we include related costs and taxes), acquisition-related costs, contingent consideration and restructuring charges. Baseline operating expenses are not a projection of anticipated total expenses for a period as they exclude any expenses associated with anticipated or expected new sales for a period beyond the date that the baseline expenses are measured. Our baseline calibration is not a projection of net income for a period or adjusted earnings before interest, taxes, depreciation and amortization for a period as it excludes anticipated or expected new sales for a period beyond the date that the baseline calibration is measured, excludes any costs of goods sold or other expenses associated with such new sales, and excludes the expenses identified as excluded in the definition of “baseline operating expenses,” above. We calculate and disclose “baseline revenues,” “baseline operating expenses” and “baseline calibration” because management uses these metrics in determining its planned levels of expenditures for a period and we believe this information is useful to our investors. These metrics are estimated operating metrics and not projections, nor actual financial results, and are not indicative of current or future performance. As noted above, these metrics do not have any directly comparable financial measures disclosed in our financial statements. At August 1, 2024, using foreign exchange rates of $0.72 to CAD $1.00, $1.08 to EUR 1.00 and $1.28 to £1.00, we estimated that our baseline revenues for the third quarter of 2025 are approximately $141.0 million and our baseline operating expenses are approximately $87.5 million. We consider this to be our baseline calibration of approximately $53.5 million for the third quarter of 2025, or approximately 38% of our baseline revenues as at August 1, 2024.

We estimate that aggregate amortization expense for existing intangible assets will be $33.1 million for the remainder of fiscal 2025, $63.9 million for 2026, $49.2 million for 2027, $42.0 million for 2028, $33.6 million for 2029 and $82.1 million thereafter. Expected future amortization expense is based on the level of existing intangible assets at July 31, 2024, is subject to fluctuations in foreign exchange rates and assumes no future adjustments or impairment of existing intangible assets.

We anticipate that stock-based compensation expense for the remainder of fiscal 2025 for grants outstanding as at July 31, 2024 will be approximately $10.9 million, subject to any necessary adjustments resulting from actual stock-based compensation forfeitures and fluctuations in foreign exchange rates. We anticipate that we’ll make additional grants of stock options in the remainder of fiscal 2025 as part of our regular compensation practices.

We performed our annual goodwill impairment tests in accordance with ASC Topic 350, “Intangibles – Goodwill and Other” (“ASC Topic 350”) as at October 31, 2023 and determined that there was no evidence of impairment. We are currently scheduled to perform our next annual impairment test during the third quarter of fiscal 2025. We will continue to perform quarterly analyses of whether any event has occurred that would more likely than not reduce our enterprise value below our carrying amounts and, if so, we will perform a goodwill impairment test between the annual dates. The likelihood of any future impairment increases if our public market capitalization is adversely impacted by global economic, capital market or other conditions for a sustained period of time. Any future impairment adjustment will be recognized as an expense in the period that such adjustment is identified.

In the first half of 2025, capital expenditures were $3.4 million or 1% of revenues, as we continue to invest in computer equipment and software to support our network and build out our infrastructure. We anticipate that we will incur approximately $2.0 to $3.0 million in capital expenditures in the remainder of fiscal 2025 primarily related to investments in our network and security infrastructure.

In the remainder of fiscal 2025, we anticipate payments related to the acquisition of ASD of approximately $3.6 million for consideration payable accrued as at July 31, 2024. This payment will be reflected in cash flows used in investing activities.

We conduct business in a variety of foreign currencies and, as a result, our foreign operations are subject to foreign exchange fluctuations. Our businesses operate in their local currency environment and use their local currency as their functional currency. Assets, including cash, and liabilities of foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses of foreign operations are translated using daily exchange rates. Translation adjustments resulting from this process are accumulated in other comprehensive income (loss) as a separate component of shareholders’ equity.

Transactions incurred in currencies other than the functional currency are converted to the functional currency at the transaction date. All foreign currency transaction gains and losses are included in net income. We currently have no specific hedging program in place to address fluctuations in international currency exchange rates. In addition, we can make no accurate prediction of what will happen with international currency exchange rates going forward.

There can be varied impacts on our results of operations as a consequence of movements in international currency exchange rates. In the second quarter of fiscal 2025, approximately 72% of our revenues were in US dollars, 11% in euro, 7% in Canadian dollars, 7% in British pound sterling, and the balance in mixed currencies. For that same period, approximately 52% of our operating expenses were in US dollars, 13% in euro, 21% in Canadian dollars, 4% in British pound sterling, and the balance in mixed currencies. With this distribution, we generally expect that our revenues will be negatively impacted when the US dollar strengthens compared to these foreign currencies.

However, the impact from movements in foreign exchange rates on our other aspects of our results of operations are more varied. Generally, if the US dollar strengthens against the Canadian dollar, the decrease in our expenses will be greater than the decrease in our revenue, resulting in an improvement in our results of operations. However, if the US dollar were to strengthen against the British pound or euro, the decrease in expenses would not be as large as the decrease in revenue, resulting in a weakening of our results of operations. We will continue to monitor the impact of foreign exchange on our operating results as changes in foreign exchange rates may have a significant negative impact on our revenue and results of operations.

Our tax expense for a period is difficult to predict as it depends on many factors, including the actual jurisdictions in which income is earned, the tax rates in those jurisdictions, the amount of deferred tax assets relating to the jurisdictions and the valuation allowances relating to those tax assets. We can provide no assurance as to the timing or amounts of any income tax expense or recovery, nor can we provide any assurance that our current valuation allowance for deferred tax assets will not need to be adjusted further.

We experienced an effective tax rate of approximately 27% in the first half of fiscal 2025, which is within our expected range of 25% to 30%. For the remainder of fiscal 2025, we anticipate an effective tax rate of between 25% to 30%.

We intend to continue to actively explore business combinations to add complementary services, products and customers to our existing businesses. We also intend to continue to focus our acquisition activities on companies that are targeting the same customers as us and processing similar data and, to that end, we listen to our customers’ suggestions as they relate to acquisition opportunities. Depending on the size and scope of any business combination, or series of business combinations, we may choose or need to use our existing credit facility or need to raise additional debt or equity capital. However, there can be no assurance that we will be able to undertake such a financing transaction. If we use debt in connection with acquisition activity, we will incur additional interest expense from the date of the draw under such facility. Considering the balance of the credit facility as at July 31, 2024, and subject to any further draws or repayments on the credit facility, we anticipate that interest expense will be approximately $0.5 million in the remainder of fiscal 2025, which includes debt standby charges as well as the amortization of deferred financing charges.

Certain future commitments are set out above in the section of this MD&A called “Commitments, Contingencies and Guarantees”. We believe that we have sufficient liquidity to fund our current operating and working capital requirements, including the payment of these commitments.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

Any investment in us will be subject to risks inherent to our business. Before making an investment decision, you should carefully consider the risks described below together with all other information included in this report. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are not aware of or have not focused on, or that we currently deem immaterial, may also impair our business operations. This report is qualified in its entirety by these risk factors.

If any of the risks actually occur, they could materially adversely affect our business, financial condition, liquidity or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment.

System or network failures, information security breaches or other cyber-security threats in connection with our business, services and/or products could reduce our sales, impair our reputation, increase costs or result in liability claims, and seriously harm our business.

We rely on information technology networks and systems to process, transmit and store electronic information. Any disruption to our business, services and/or products, our own information systems or communications networks or those of third-party providers on which we rely as part of our own product offerings could result in the inability of our customers to receive our products for an indeterminate period of time. Our ability to deliver our products and services depends on the development and maintenance of hardware and communications infrastructure (including internet) by third parties. This includes maintenance of reliable networks with the necessary security, speed, data capacity and bandwidth. While our services are designed to operate without interruption, we have experienced, and may in the future experience, interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. Our services and products may not function properly for reasons which may include, but are not limited to, the following:

●	System or network failure;
●	Software errors, failures and crashes;
●	Interruption in the supply of power;
●	Virus proliferation or malware;
●	Communications failures;
●	Information or infrastructure security breaches;
●	Insufficient investment in infrastructure;
●	Earthquakes, fires, floods, natural disasters, or other force majeure events outside our control; and
●	Acts of war, sabotage, cyber-attacks, denial-of-service attacks and/or terrorism.

In addition, any disruption to the availability of customer information, or any compromise to the integrity or confidentiality of customer information in our systems or networks, or the systems or networks of third parties on which we rely (including those third parties' solutions that are used to detect and protect against such disruption and compromise), could result in our customers being unable to effectively use our products or services or being forced to take mitigating actions to protect their information. Back-up and redundant systems may be insufficient or may fail and result in a disruption of availability of our products or services to our customers or the integrity or availability of our customers’ information.

Some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data and in some cases our agreements with certain customers require us to notify them in the event of a security incident. Such mandatory disclosures could lead to negative publicity and may cause our current and prospective customers to lose confidence in the effectiveness of our data security measures. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones.

Any actual or perceived threat of disruption to our services or any compromise of customer information could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business. Despite the implementation of advanced threat protection, information and network security measures and disaster recovery plans, our systems and those of third parties on which we rely may be subjected to deficiencies, vulnerabilities and security risks of increasing frequency, scope and potential harm. The continued use and/or development of emerging technologies, such as artificial intelligence, could increase our exposure to information security breaches or other cyber-security threats by potentially enhancing the capabilities of third parties to breach our network and disrupt our services. If we are unable (or are perceived as being unable) to prevent, or promptly identify and remedy, such outages and breaches, our operations may be disrupted, our business reputation could be adversely affected, and there could be a negative impact on our financial condition and results of operations.

General economic conditions may affect our results of operations and financial condition.

Demand for our products depends in large part upon the level of capital and operating expenditures by many of our customers. Decreased capital and operational spending could have a material adverse effect on the demand for our products and our business, results of operations, cash flow and overall financial condition. Decreased spending from customers could be caused by pessimism relating to particular economic indicators, such as increases in inflation and interest rates. Decreased spending could also be caused by the impact of geopolitical events, such as the Russia-Ukraine Conflict, or the Israel-Hamas Conflict, or catastrophic events. These types of economic indicators and events may also cause disruptions in the financial markets. Disruptions in the financial markets may adversely impact the availability of credit already arranged and the availability and cost of credit in the future, which could result in the delay or cancellation of projects or capital programs on which our business depends. In addition, disruptions in the financial markets may also have an adverse impact on regional economies or the world economy, which could negatively impact the capital and operating expenditures of our customers. Decreased capital and operational spending or disruptions in the financial markets could be caused by inflationary pressures, acts of war, or the outbreak of a contagious illness. Any of these conditions may reduce the willingness or ability of our customers and prospective customers to commit funds to purchase our products and services, or their ability to pay for our products and services after purchase.

Catastrophic events, armed conflict, wars, climate change and its effects, including natural disasters and severe weather, disease and similar events could disrupt the demand of our customers for our products and services and our ability to operate our business.

Our business may be negatively impacted to varying degrees by a number of events which are beyond our control, including acts of war, armed conflicts, energy blackouts, pandemics (or other public health crises), terrorist attacks, earthquakes, climate change and its effects, including hurricanes, tornados, fires, floods, ice storms or other natural or manmade catastrophes. We cannot be sure that our emergency preparedness or the preparedness of our customers, including business continuity planning, to mitigate risks will be effective since such events can evolve very rapidly, and their impacts can be difficult to predict. As such, there can be no assurance that in the event of such a catastrophe that the operations and ability to carry on business of us or our customers will not be disrupted. The occurrence of such events may not release us from performing our obligations to third parties. A catastrophic event, including an outbreak of infectious disease, or a similar health threat, or fear of any of the foregoing, could adversely impact us, our customers and our investments. In addition, liquidity and volatility, credit availability and market and financial conditions, generally could change at any time as a result of any of these events. Any of these events in isolation or in combination, could have a material negative impact on our performance, financial condition, results of operations and cash flows.

We may have difficulties identifying, successfully integrating or maintaining or growing our acquired businesses.

Businesses that we acquire may sell products or services that we have limited experience operating or managing. We may experience unanticipated challenges or difficulties identifying suitable acquisition candidates, integrating their businesses into our company, maintaining these businesses at their current levels or growing these businesses. Factors that may impair our ability to identify, successfully integrate, maintain or grow acquired businesses may include, but are not limited to:

●	Challenges identifying suitable businesses to buy and negotiating the acquisition of those businesses on acceptable terms;
●	Challenges completing the acquisitions within our expected time frames and budgets;
●	Challenges in integrating acquired businesses with our business;
●	Loss of customers of the acquired business;
●	Loss of key personnel from the acquired business, such as former executive officers or key technical personnel;
●	Non-compatible business cultures;
●	For regulatory compliance businesses, changes in government regulations impacting electronic regulatory filings or import/export compliance, including changes in which government agencies are responsible for gathering import and export information;
●	Difficulties in gaining necessary approvals in international markets to expand acquired businesses as contemplated;
●	Our inability to obtain or maintain necessary security clearances to provide international shipment management services;
●	Our failure to make appropriate capital investments in infrastructure to facilitate growth; and
●	Other risk factors identified in this report.

We may fail to properly respond to any of these risks, which may have a material adverse effect on our business results.

Investments in acquisitions and other business initiatives involve a number of risks that could harm our business.

We have in the past acquired, and in the future, expect to seek to acquire, additional products, services, customers, technologies and businesses that we believe are complementary to ours. We are unable to predict whether or when we will be able to identify any appropriate products, technologies or businesses for acquisition, or the likelihood that any potential acquisition will be available on terms acceptable to us or will be completed. We also, from time to time, take on investments in other business initiatives, such as the implementation of new systems.

Acquisitions and other business initiatives involve a number of risks, including: substantial investment of funds, diversion of management’s attention from current operations; additional demands on resources, systems, procedures and controls; and disruption of our ongoing business. Acquisitions specifically involve risks, including: difficulties in integrating and retaining all or part of the acquired business, its customers and its personnel; assumption of disclosed and undisclosed liabilities; dealing with unfamiliar laws, customs and practices in foreign jurisdictions; and the effectiveness of the acquired company’s internal controls and procedures. In addition, we may not identify all risks or fully assess risks identified in connection with an investment. As well, by investing in such initiatives, we may deplete our cash resources or dilute our shareholder base by issuing additional shares. Furthermore, for acquisitions, there is a risk that our valuation assumptions, customer retention expectations and our models for an acquired product or business may be erroneous or inappropriate due to foreseen or unforeseen circumstances and thereby cause us to overvalue an acquisition target. There is also a risk that the contemplated benefits of an acquisition or other investment may not materialize as planned or may not materialize within the time period or to the extent anticipated. The individual or combined effect of these risks could have a material adverse effect on our business.

If we fail to attract and retain key personnel, it would adversely affect our ability to develop and effectively manage our business and inflationary pressures in compensation could impact the cost structure of our business.

Our performance is substantially dependent on the performance of our highly qualified management, technical expertise, and sales and marketing personnel, which we regard as key individuals to our business. Significant competition exists for management and skilled personnel and as a result of that competition we are seeing wage and labor cost escalation in various areas and levels within our workforce. Our success is highly dependent on our ability to identify, hire, train, motivate, promote, and retain key individuals. In responding to inflationary wage pressure to retain or attract key individuals, we could see increases in our operating costs that outpace our ability to grow revenues. If we fail to cross train key employees, particularly those with specialized knowledge it could impair our ability to provide consistent and uninterrupted service to our customers. If we are not able to attract, retain or establish an effective succession planning program for key individuals it could have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

We have in the past, and may in the future, make changes to our executive management team or board of directors. There can be no assurance that any such changes and the resulting transition will not have a material adverse effect on our business, results of operations, financial condition and the price of our common shares.

Changes in government filing or screening requirements for global trade may adversely impact our business.

Our regulatory compliance services help our customers comply with government filing and screening requirements relating to global trade. The services that we offer may be impacted, from time to time, by changes in these requirements, including potential future changes as a consequence of Brexit, the United States-Mexico-Canada Agreement or similar cross-border trade agreements. In addition, and more generally, changes in requirements that impact electronic regulatory filings or import/export compliance, including changes adding or reducing filing requirements, changes in enforcement practices or changes in the government agency responsible for such requirements could adversely impact our business, results of operations and financial condition.

Disruptions in the movement of freight could negatively affect our revenues.

Our business is highly dependent on the movement of freight from one point to another since we generate transaction revenues as freight is moved by, to or from our customers. If there are disruptions in the movement of freight, proper reporting or the overall volume of international shipments, whether as a result of labor disputes, weather or natural disasters, acts of war, terrorist events, political instability, changes in cross border trade agreements, contagious illness outbreaks, or otherwise, then the traffic volume on our Global Logistics Network will be impacted and our revenues will be adversely affected. As these types of freight disruptions are generally unpredictable, there can be no assurance that our business, results of operations and financial condition will not be adversely affected by such events.

Our existing customers might cancel contracts with us, fail to renew contracts on their renewal dates, and/or fail to purchase additional services and products, and we may be unable to attract new customers.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option and/or subject to cancellation rights, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or we are unable to attract new customers, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, the cost of our products and services as compared to the cost of products and services offered by our competitors, acceptance of future price increases, our ability to attract, hire and maintain qualified personnel to meet customer needs, consolidating activities in the market, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenue losses. In addition, loss of one or more of our key customers could adversely impact our competitive position in the marketplace and hurt our credibility and ability to attract new customers.

Our success depends on our ability to continue to innovate and to create new solutions and enhancements to our existing products

We may not be able to develop and introduce new solutions and enhancements to our existing products that respond to new technologies or shipment regulations on a timely basis. If we are unable to develop and sell new products and new features for our existing products that keep pace with rapid technological and regulatory change, such as within the emerging area of artificial intelligence, as well as developments in the transportation logistics industry, our business, results of operations and financial condition could be adversely affected. We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that customers will want. If we are unable to predict or quickly react to user preferences or changes in the transportation logistics industry, or its regulatory requirements, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our sales may suffer.

In addition, we may experience difficulties with software or hardware development, design, integration with third-party software or hardware, or marketing that could delay or prevent our introduction, deployment or implementation of new solutions and enhancements. The introduction of new solutions by competitors, the emergence of new industry standards or the development of entirely new technologies to replace existing offerings could render our existing or future solutions obsolete.

We may not have sufficient resources to make the necessary investments in software development and our technical infrastructure, and we may experience difficulties that could delay or prevent the successful development, introduction or marketing of new products or enhancements. In addition, our products or enhancements may not meet increasingly complex customer requirements or achieve market acceptance at the rate we expect, or at all. Any failure by us to anticipate or respond adequately to technological advancements, customer requirements and changing industry standards, or any significant delays in the development, introduction or availability of new products or enhancements, could undermine our current market position and negatively impact our business, results of operations or financial condition.

We may not remain competitive. Increased competition could seriously harm our business.

The market for supply chain technology is highly competitive and subject to rapid technological change. We expect that competition will increase in the future. To maintain and improve our competitive position, we must continue to develop and introduce in a timely and cost-effective manner new products, product features and services to keep pace with our competitors. We currently face competition from a large number of specific market entrants, some of which are focused on specific industries, geographic regions or other components of markets we operate in.

Current and potential competitors include supply chain application software vendors, customers that undertake internal software development efforts, value-added networks and business document exchanges, enterprise resource planning software vendors, regulatory filing companies, trade data vendors and general business application software vendors. Many of our current and potential competitors may have one or more of the following relative advantages:

●	Established relationships with existing customers or prospects that we are targeting;
●	Superior product functionality and industry-specific expertise;
●	Broader range of products to offer and better product life cycle management;
●	Larger installed base of customers;
●	Greater financial, technical, marketing, sales, distribution and other resources;
●	Better performance;
●	Lower cost structure and more profitable operations;
●	Greater investment in infrastructure;
●	Greater worldwide presence;
●	Early adoption of, or adaptation to changes in, technology, including artificial intelligence; or
●	Longer operating history; and/or greater name recognition.

Further, current and potential competitors have established, or may establish, cooperative relationships and business combinations among themselves or with third parties to enhance their products, which may result in increased competition. In addition, we expect to experience increasing price competition and competition surrounding other commercial terms as we compete for market share. In particular, larger competitors or competitors with a broader range of services and products may bundle their products, rendering our products more expensive and/or less functional. As a result of these and other factors, we may be unable to compete successfully with our existing or new competitors.

Emergence or increased adoption of alternative sources for trade data may adversely impact our business.

With recent acquisitions in the area of supplying trade data and content, an increasing portion of our business relates to the supply of trade data and content that is often used by our customers in other systems, such as enterprise resource planning systems. Emergence or increased adoption of alternative sources of this data and content could have an adverse impact on our customers’ needs to obtain this data and content from us and/or the need for certain of the third-party system vendors in this field to refer customers to us for this data and content, each of which could adversely impact upon the revenues and income we generate from these areas of our business.

If we need additional capital in the future and are unable to obtain it or can only obtain it on unfavorable terms, our operations may be adversely affected, and the market price for our securities could decline.

Historically, we have financed our operations primarily through cash flows from our operations, the sale of our equity securities and borrowings under our credit facility. In addition to our current cash and available debt facilities, we may need to raise additional debt or equity capital to repay existing debt, fund expansion of our operations, to enhance our services and products, or to acquire or invest in complementary products, services, businesses or technologies. However, there can be no assurance that we will be able to undertake incremental financing transactions. If we raise additional funds through further issuances of convertible debt or equity securities, our existing shareholders could suffer significant dilution and any new equity securities we issue could have rights, preferences and privileges superior to those attaching to our common shares. Our current credit facility contains, and any debt financing secured by us in the future could contain restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If adequate funds are not available on terms favorable or at all, our operations and growth strategy may be adversely affected and the market price for our common shares could decline.

Changes in the value of the U.S. dollar, as compared to the currencies of other countries where we transact business, could harm our operating results and financial condition.

Historically, the largest percentage of our revenues has been denominated in U.S. dollars. However, the majority of our international expenses, including the wages of our non-U.S. employees and certain key supply agreements, have been denominated in Canadian dollars, British pounds, euros and other foreign currencies. Therefore, changes in the value of the U.S. dollar as compared to the Canadian dollar, the British pound, the euro and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

We may have exposure to greater than anticipated tax liabilities or expenses.

We are subject to income and non-income taxes in various jurisdictions, our tax structure is subject to review by both domestic and foreign taxation authorities and we currently have tax audits open in a number of jurisdictions in which we operate. On a quarterly basis, we assess the status of these audits and the potential for adverse outcomes to determine whether a provision for income and other taxes is appropriate. The timing of the resolution of income tax audits is highly uncertain, and the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ from any amounts that we accrue from time to time. The actual amount of any change could vary significantly depending on the ultimate timing and nature of any settlements. We cannot currently provide an estimate of the range of possible outcomes.

The determination of our worldwide provision for income taxes and other tax liabilities requires judgment. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Any audit of our tax filings could materially change the amount of current and deferred income tax assets and liabilities. We have recorded a valuation allowance against a portion of our net deferred tax assets. If we achieve a consistent level of profitability, the likelihood of further reducing our deferred tax valuation allowance for some portion of the losses incurred in prior periods in one of our jurisdictions will increase. We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed during subsequent years. Adjustments based on filed returns are generally recorded in the period when the tax returns are filed and the global tax implications are known. Our estimate of the potential outcome for any uncertain tax issue is based on a number of assumptions. Any further changes to the valuation allowance for our deferred tax assets would also result in an income tax recovery or income tax expense, as applicable, on the consolidated statements of operations in the period in which the valuation allowance is changed.

Changes to earnings resulting from past acquisitions may adversely affect our operating results.

Under ASC Topic 805, “Business Combinations”, we allocate the total purchase price to an acquired company’s net tangible assets, intangible assets and in-process research and development based on their values as of the date of the acquisition (including certain assets and liabilities that are recorded at fair value) and record the excess of the purchase price over those values as goodwill. Management’s estimates of fair value are based upon assumptions believed to be reasonable but which are inherently uncertain. After we complete an acquisition, the following factors, among others, could result in material charges that would adversely affect our operating results and may adversely affect our cash flows:

●	Impairment of goodwill or intangible assets;
●	A reduction in the useful lives of intangible assets acquired;
●	Identification of assumed contingent liabilities after we finalize the purchase price allocation period;
●	Charges to our operating results to eliminate certain pre-merger activities that duplicate those of the acquired company or to reduce our cost structure; and

●	Charges to our operating results resulting from revised estimates to restructure an acquired company’s operations after we finalize the purchase price allocation period.

Routine charges to our operating results associated with acquisitions include amortization of intangible assets, acquisition-related costs and restructuring charges. Acquisition-related costs primarily include retention bonuses, advisory services, brokerage services and administrative costs with respect to completed and prospective acquisitions.

We expect to continue to incur additional costs associated with combining the operations of our acquired companies, which may be substantial. Additional costs may include costs of employee redeployment, relocation and retention, including salary increases or bonuses, accelerated stock-based compensation expenses and severance payments, reorganization or closure of facilities, taxes, and termination of contracts that provide redundant or conflicting services. These costs would be accounted for as expenses and would decrease our net income and earnings per share for the periods in which those adjustments are made.

As we continue to increase our international operations we increase our exposure to international business risks that could cause our operating results to suffer.

While our headquarters are in Canada, we currently have direct operations in the U.S., EMEA, Asia Pacific and South American regions. We anticipate that these international operations will continue to require significant management attention and financial resources to localize our services and products for delivery in these markets, to develop compliance expertise relating to international regulatory agencies, and to develop direct and indirect sales and support channels in those markets. We face a number of risks associated with conducting our business internationally that could negatively impact our operating results. These risks include, but are not limited to:

●	The risk of continued or increased limitations of travel advisories or travel restrictions related to the outbreak of contagious illnesses, could impact our ability to operate in certain markets and/or manage our operations in those markets;
●	Longer collection time from foreign clients, particularly in the EMEA region and the Asia Pacific region;
●	Difficulty in repatriating cash from certain foreign jurisdictions;
●	Language barriers, conflicting international business practices, and other difficulties related to the management and administration of a global business;
●	Increased management, travel, infrastructure and legal compliance costs associated with having international operations;
●	Difficulties and costs of staffing and managing geographically disparate direct and indirect operations;
●	Volatility or fluctuations in foreign currency and tariff rates;
●	Multiple, and possibly overlapping, tax structures;
●	Complying with complicated and widely differing global laws and regulations in areas such as employment, tax, privacy and data protection;
●	Trade restrictions;
●	Enhanced security procedures and requirements relating to certain jurisdictions;
●	The need to consider characteristics unique to technology systems used internationally;
●	Economic or political instability in some markets; and
●	Other risk factors set out herein.

Concerns about the environmental impacts of greenhouse gas emissions, global climate change, and any other environmental, social and governance matters may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.

The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. and other governments. Efforts are being made to reduce greenhouse gas emissions and energy consumption, including those from automobiles and other modes of transportation. The added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on our customers in light of these efforts could result in additional costs for our customers, which could lead them to reduce use of our services. There are also a number of legislative and social, environmental and governance regulatory initiatives internationally that could restrict or negatively impact our operations or increase our costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions, or any other environmental, social and governance matters, by Canada, the U.S., or any other jurisdiction we conduct our business in, could adversely affect our operations and financial results.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

From time to time, we may be subject to litigation or dispute resolution relating to any number or type of claims, including claims for damages related to undetected errors or malfunctions of our services and products or their deployment, claims related to previously-completed acquisition transactions or claims relating to applicable securities laws. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation.

Further, our services and products are complex and often implemented by our customers to interact with third-party technology or networks. Claims may be made against us for damages properly attributable to those third-party technologies or networks, regardless of our lack of responsibility for any failure resulting in a loss, even if our services and products perform in accordance with their functional specifications. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to our reputation and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers increasingly use our services and products for critical business functions, or rely on our services and products as the systems of record to store data for use by other customer applications. Our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our common shares.

Increases in fuel prices, driver shortages and other increased transportation costs may have an adverse effect on the businesses of our customers resulting in them spending less money with us.

Our customers are all involved, directly or indirectly, in the delivery of goods from one point to another, particularly transportation providers and freight forwarders. As the costs of these deliveries become more expensive, whether as a result of increases in fuel costs or otherwise, our customers may have fewer funds available to spend on our products and services. There can be no assurance that these companies will be able to allocate sufficient funds to use our products and services. In addition, rising fuel costs or driver shortages may cause global or geographic-specific reductions in the number of shipments being made, thereby impacting the number of transactions being processed by our Global Logistics Network and our corresponding network revenues.

We may not be able to compensate for downward pricing pressure on certain products and services by increased volumes of transactions or increased prices elsewhere in our business, ultimately resulting in lower revenues.

Some of our products and services are sold to industries where there is downward pricing pressure on the particular product or service due to competition, general industry conditions or other causes. If we cannot offset any such downward pricing pressure, then the particular customer may generate less revenue for our business or we may have less aggregate revenue. This could have an adverse impact on our operating results.

Our success and ability to compete depend upon our ability to secure and protect patents, trademarks and other proprietary rights.

We consider certain aspects of our internal operations, products, services and related documentation to be proprietary, and we primarily rely on a combination of patent, copyright, trademark and trade secret laws and other measures to protect our proprietary rights. Patent applications or issued patents, as well as trademark, copyright, and trade secret rights may not provide adequate protection or competitive advantage and may require significant resources to obtain and defend. We will also not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. We also rely on contractual restrictions in our agreements with customers, employees, outsourced developers and others to protect our intellectual property rights. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that our patents, copyrights, trademarks or trade secrets will not otherwise become known. Through an escrow arrangement, we have granted some of our customers a contingent future right to use our source code for software products solely for their internal maintenance services. If our source code is accessed through an escrow, the likelihood of misappropriation or other misuse of our intellectual property may increase.

Moreover, the laws of some countries do not protect proprietary intellectual property rights as effectively as do the laws of the U.S. and Canada. Protecting and defending our intellectual property rights could be costly regardless of venue. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. The Company is currently involved in, and expects to remain involved in, certain litigation to protect its intellectual property from infringement by third parties. In addition, further litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights and/or exposing us to claims for damages in any related counterclaims or countersuits. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation.

We are dependent on certain key vendors for the availability of hardware devices, which could impede our development and expansion.

We currently have relationships with a small number of hardware device vendors over which we have no operational or financial control and no influence in how these vendors conduct their businesses. Suppliers of hardware devices could among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. Interruption in the supply of equipment from these vendors could delay our ability to maintain, grow and expand our telematics solutions business and those areas of our business that interact with telematics units. If our relationships with any of these unit vendors were to terminate, there is no guarantee that our remaining unit vendors would be able to handle the increased equipment supply required to maintain and grow our expansive networks at our desired rates. There is also no guarantee that business relationships with other key unit vendors could be entered into on terms desirable or favorable to us, if at all. Fewer key vendors might mean that existing or potential customers are unable to meaningfully communicate using our Global Logistics Network, which may cause existing and potential customers to move to competitors’ products. Such equipment supply issues could adversely affect our business, results of operations and financial condition.

The general cyclical and seasonal nature of the freight market may have a material adverse effect on our business, results of operations and financial condition.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes would likely have a material adverse effect on our business.

If we are unable to generate broad market acceptance of our services, products and pricing, serious harm could result to our business.

We currently derive substantially all of our revenues from our federated network and global logistics technology solutions and expect to do so in the future. Broad market acceptance of these types of services and products, and their related pricing, is therefore critical to our future success. The demand for, and market acceptance of, our services and products is subject to a high level of uncertainty. Some of our services and products are often considered complex and may involve a new approach to the conduct of business by our customers. The market for our services and products may weaken, competitors may develop superior services and products that perform logistics services on a global scale or within a particular geographic region, or we may fail to develop or maintain acceptable services and products to address new market conditions, governmental regulations or technological changes. Any one of these events could have a material adverse effect on our business, results of operations and financial condition.

Claims that we infringe third-party proprietary rights could trigger indemnification obligations and result in significant expenses or restrictions on our ability to provide our products or services.

Competitors and other third parties have claimed, and in the future, may claim, that our current or future services or products infringe their proprietary rights or assert other claims against us. Many of our competitors have obtained patents covering products and services generally related to our products and services, and they may assert these patents against us. Such claims, whether with or without merit, could be time consuming and expensive to litigate or settle and could divert management attention from focusing on our core business.

As a result of such a dispute, we may have to pay damages, incur substantial legal fees, suspend the sale or deployment of our services and products, develop costly non-infringing technology, if possible, or enter into license agreements, which may not be available on terms acceptable to us, if at all. Any of these results would increase our expenses and could decrease the functionality of our services and products, which would make our services and products less attractive to our current and/or potential customers. We have agreed in some of our agreements, and may agree in the future, to indemnify other parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties. If we are required to make payments pursuant to these indemnification agreements, such payments could have a material adverse effect on our business, results of operations and financial condition.

Our results of operations may vary significantly from quarter to quarter and therefore may be difficult to predict or may fail to meet investment community expectations.

Our results of operations may vary from quarter to quarter in the future due to a variety of factors, many of which are outside of our control. Such factors include, but are not limited to:

●	Volatility or fluctuations in foreign currency exchange rates;
●	Volatility or fluctuations in interest rates;
●	Timing of acquisitions and related costs;
●	Timing of restructuring activities;
●	The introduction of enhanced products and services from competitors;
●	Our ability to introduce new products and updates to our existing products on a timely basis;
●	The termination of any key customer contracts, whether by the customer or by us;
●	Recognition and expensing of deferred tax assets;
●	Legal costs incurred in bringing or defending any litigation with customers or third-party providers, and any corresponding judgments or awards;
●	Legal and compliance costs incurred to comply with regulatory requirements;
●	Fluctuations in the demand for our services and products;
●	The impact of stock-based compensation expense;
●	Price and functionality competition in our industry;
●	Changes in legislation and accounting standards;
●	Our ability to satisfy contractual obligations in customer contracts and deliver services and products to the satisfaction of our customers; and
●	Other risk factors discussed in this report.

Although our revenues may fluctuate from quarter to quarter, significant portions of our expenses are not variable in the short term, and we may not be able to reduce them quickly to respond to decreases in revenues. If revenues are below expectations, this shortfall is likely to adversely and/or disproportionately affect our operating results. If this occurs, the trading price of our common shares may fall substantially.

We may not be able to prevent or detect all errors or fraud.

Due to the inherent limitations of internal control systems, misstatements due to error or fraud may occur and may not be detected in a timely manner or at all. Accordingly, we cannot provide absolute assurance that all control issues, errors or instances of fraud, if any, impacting us have been or will be prevented or detected. In addition, over time, certain aspects of a control system may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate, which we may not be able to address quickly enough to prevent all instances of error or fraud. In connection with our on-going assessment of the effectiveness of our internal control over financial reporting, we may discover “material weaknesses” in our internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The existence of any material weakness may require management to devote significant time and incur significant expense to remediate any such material weaknesses. The existence of any material weakness in our internal control over financial reporting may result in errors in our financial statements that could require us to make corrective adjustments, restate our financial statements, cause us to fail to meet our reporting obligations, and cause shareholders to lose confidence in our reported financial information, all of which could materially and adversely affect the market price of our securities. If we are unable to successfully identify and remediate any material weaknesses that may arise in a timely manner, the accuracy and timing of our financial reporting may be adversely affected, and we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports and applicable stock exchange listing requirements.

Privacy laws and regulations are extensive, open to various interpretations, complex to implement and may reduce demand for our products, and failure to comply may impose significant liabilities.

Our customers can use our products to collect, use, process and store information regarding their transactions with their customers. Federal, state and foreign government bodies and agencies have been increasingly adopting new laws and regulations regarding the collection, use, processing, storage and disclosure of such information obtained from consumers and individuals. Legislative and regulatory action is also emerging within the area of artificial intelligence. In addition to government regulatory activity, privacy advocacy groups and the technology industry and other industries may consider various new, additional or different self-regulatory standards that may place additional burdens directly on our customers and target customers, and indirectly on us. Our products are expected to be capable of use by our customers in compliance with such laws and regulations. The functional and operational requirements and costs of compliance with such laws and regulations may adversely impact our business, and failure to enable our products to comply with such laws and regulations could lead to significant fines and penalties imposed by regulators, as well as claims by our customers or third parties. Additionally, all of these domestic and international legislative and regulatory initiatives could adversely affect our customers’ ability or desire to collect, use, process and store shipment logistics information, which could reduce demand for our products.

The price of our common shares has in the past, including recently, been volatile and may also be volatile in the future.

The trading price of our common shares may be subject to fluctuation in the future. This may make it more difficult for you to resell your common shares when you want at prices that you find attractive or make it more difficult for us to raise capital through the issuance of commons shares. Increases in our common share price may also increase our compensation expense pursuant to our existing director, officer and employee compensation arrangements. We enter into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain share-based compensation expenses. Fluctuations in our common share price may be caused by events unrelated to our operating performance and beyond our control. Factors that may contribute to fluctuations include, but are not limited to:

●	Revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community;
●	Changes in recommendations or financial estimates by industry or investment analysts;
●	Changes in management or the composition of our board of directors;
●	Outcomes of litigation or arbitration proceedings;
●	Announcements of technological innovations or acquisitions by us or by our competitors;
●	Introduction of new products or significant customer wins or losses by us or by our competitors;
●	Developments with respect to our intellectual property rights or those of our competitors;
●	Fluctuations in the share prices of other companies in the technology and emerging growth sectors;
●	General market conditions; and
●	Other risk factors set out in this report.

If the market price of our common shares drops significantly, shareholders could institute securities class action lawsuits against us, regardless of the merits of such claims. Such a lawsuit could cause us to incur substantial costs and could divert the time and attention of our management and other resources from our business.

Fair value assessments of our intangible assets required by GAAP may require us to record significant non-cash charges associated with intangible asset impairment.

Significant portions of our assets, which include customer agreements and relationships, non-compete covenants, existing technologies and trade names, are intangible. We amortize intangible assets on a straight-line basis over their estimated useful lives. We review the carrying value of these assets at least annually for evidence of impairment. In accordance with ASC Topic 360-10-35, “Property, Plant, and Equipment: Overview: Subsequent Measurement” an impairment loss is recognized when the estimate of undiscounted future cash flows generated by such assets is less than the carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. Future fair value assessments of intangible assets may require impairment charges to be recorded in the results of operations for future periods. This could impair our ability to achieve or maintain profitability in the future.

If our common share price decreases to a level such that the fair value of our net assets is less than the carrying value of our net assets, we may be required to record additional significant non-cash charges associated with goodwill impairment.

We account for goodwill in accordance with ASC Topic 350, “Intangibles – Goodwill and Other”, which among other things, requires that goodwill be tested for impairment at least annually. We have designated October 31st for our annual impairment test. Should the fair value of our net assets, determined by our market capitalization, be less than the carrying value of our net assets at future annual impairment test dates, we may have to recognize goodwill impairment losses in our results of operations in future periods. This could impair our ability to achieve or maintain profitability in the future.

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2024	2024
ASSETS
CURRENT ASSETS
Cash	252,653	320,952
Accounts receivable (net)
Trade (Note 5)	57,504	51,569
Other (Note 6)	16,024	12,193
Prepaid expenses and other	38,976	33,468
	365,157	418,182
OTHER LONG-TERM ASSETS (Note 18)	25,121	24,737
PROPERTY AND EQUIPMENT, NET (Note 7)	12,039	11,552
RIGHT-OF-USE ASSETS (Note 12)	6,804	6,257
DEFERRED INCOME TAXES	2,437	2,097
INTANGIBLE ASSETS, NET (Note 8)	303,871	251,047
GOODWILL (Note 9)	849,991	760,413
	1,565,420	1,474,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	21,276	17,484
Accrued liabilities (Note 10)	65,194	91,824
Lease obligations (Note 12)	2,947	3,075
Income taxes payable	10,615	6,734
Deferred revenue (Note 18)	103,701	84,513
	203,733	203,630
LONG-TERM DEBT (Note 11)	—	—
LEASE OBLIGATIONS (Note 12)	4,299	3,903
DEFERRED REVENUE (Note 18)	1,372	1,464
INCOME TAXES PAYABLE	4,814	6,153
DEFERRED INCOME TAXES	39,438	21,101
	253,656	236,251
COMMITMENTS, CONTINGENCIES AND GUARANTEES (Note 13)
SHAREHOLDERS’ EQUITY (Note 14)
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,480,322 at July 31, 2024 (January 31, 2024 – 85,183,455)	561,850	551,164
Additional paid-in capital	494,060	494,701
Accumulated other comprehensive income (loss)	(34,249)	(28,586)
Retained earnings	290,103	220,755
	1,311,764	1,238,034
	1,565,420	1,474,285

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

REVENUES	163,425	143,393	314,773	280,007
COST OF REVENUES (exclusive of amortization presented separately below)	40,548	34,974	75,961	67,859
GROSS MARGIN	122,877	108,419	238,812	212,148
EXPENSES
Sales and marketing	19,031	17,321	36,502	34,374
Research and development	23,909	21,738	46,100	41,805
General and administrative	16,522	14,591	31,470	28,035
Other charges (Note 19)	150	2,455	4,068	4,388
Amortization of intangible assets	17,419	15,484	32,443	30,158
	77,031	71,589	150,583	138,760
INCOME FROM OPERATIONS	45,846	36,830	88,229	73,388
INTEREST EXPENSE	(243)	(340)	(516)	(677)
INVESTMENT AND OTHER INCOME	2,715	2,009	6,774	3,570
INCOME BEFORE INCOME TAXES	48,318	38,499	94,487	76,281
INCOME TAX EXPENSE (RECOVERY) (Note 17)
Current	11,477	12,252	23,795	19,873
Deferred	2,160	(1,869)	1,344	(1,061)
	13,637	10,383	25,139	18,812
NET INCOME	34,681	28,116	69,348	57,469
EARNINGS PER SHARE (Note 15)
Basic	0.41	0.33	0.81	0.68
Diluted	0.40	0.32	0.80	0.66
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,430	85,083	85,353	85,017
Diluted	87,241	86,783	87,176	86,764

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

Comprehensive income
Net Income	34,681	28,116	69,348	57,469
Other comprehensive income (loss):
Foreign currency translation adjustment, net of income tax expense (recovery) of $279 and ($299) for the three and six month periods ended July 31, 2024 (($253) and ($101) for the same periods in fiscal 2024)	1,734	8,435	(5,663)	8,439
Total other comprehensive income (loss)	1,734	8,435	(5,663)	8,439
COMPREHENSIVE INCOME	36,415	36,551	63,685	65,908

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

Common shares
Balance, beginning of period	557,741	546,274	551,164	538,448
Stock options and share units exercised	4,109	710	10,686	8,536
Balance, end of period	561,850	546,984	561,850	546,984

Additional paid-in capital
Balance, beginning of period	489,378	482,214	494,701	486,551
Stock-based compensation expense (Note 16)	5,508	4,451	9,277	7,370
Stock options and share units exercised	(826)	(145)	(9,918)	(7,401)
Balance, end of period	494,060	486,520	494,060	486,520

Accumulated other comprehensive income (loss)
Balance, beginning of period	(35,983)	(30,452)	(28,586)	(30,456)
Other comprehensive income (loss), net of income taxes	1,734	8,435	(5,663)	8,439
Balance, end of period	(34,249)	(22,017)	(34,249)	(22,017)

Retained earnings
Balance, beginning of period	255,422	134,201	220,755	104,848
Net income	34,681	28,116	69,348	57,469
Balance, end of period	290,103	162,317	290,103	162,317

Total Shareholders’ Equity	1,311,764	1,173,804	1,311,764	1,173,804

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net income	34,681	28,116	69,348	57,469
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,386	1,363	2,744	2,628
Amortization of intangible assets	17,419	15,484	32,443	30,158
Stock-based compensation expense (Note 16)	5,508	4,451	9,277	7,370
Other non-cash operating activities	(55)	(148)	41	72
Deferred tax expense (recovery)	2,160	(1,869)	1,344	(1,061)
Changes in operating assets and liabilities (Note 20)	(26,439)	4,614	(16,796)	4,230
Cash provided by operating activities	34,660	52,011	98,401	100,866
INVESTING ACTIVITIES
Additions to property and equipment	(1,576)	(2,180)	(3,340)	(3,383)
Acquisition of subsidiaries, net of cash acquired (Note 3)	(13,742)	—	(153,715)	(142,700)
Cash used in investing activities	(15,318)	(2,180)	(157,055)	(146,083)
FINANCING ACTIVITIES
Payment of debt issuance costs	—	—	(38)	(39)
Issuance of common shares for cash, net of issuance costs (Note 14)	3,283	566	7,514	6,021
Payment of withholding taxes on net share settlements	—	—	(6,745)	(4,886)
Payment of contingent consideration	(9,223)	(6,320)	(9,223)	(6,320)
Cash used in financing activities	(5,940)	(5,754)	(8,492)	(5,224)
Effect of foreign exchange rate changes on cash	329	1,145	(1,153)	1,465
Increase (decrease) in cash	13,731	45,222	(68,299)	(48,976)
Cash, beginning of period	238,922	182,187	320,952	276,385
Cash, end of period	252,653	227,409	252,653	227,409
Supplemental disclosure of cash flow information:
Cash paid during the period for interest	—	—	—	—
Cash paid during the period for income taxes	13,419	14,352	24,185	22,570

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

THE DESCARTES SYSTEMS GROUP INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS OR AS OTHERWISE INDICATED; US GAAP; UNAUDITED)

Note 1 - Description of the Business

The Descartes Systems Group Inc. (“Descartes”, “Company”, “our” or “we”) is a provider of global logistics technology solutions. Customers use our modular, software-as-a-service (“SaaS”) and data solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access and analyze global trade data; research and perform trade tariff and duty calculations; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies for which logistics is either a key or a defining part of their own product or service offering, or for which our solutions can provide an opportunity to reduce costs, improve service levels, or support growth by optimizing the use of assets and information.

Note 2 –Basis of Presentation

The accompanying unaudited condensed consolidated financial statements are presented in United States (“US”) dollars and are prepared in accordance with generally accepted accounting principles in the US (“GAAP”) and the rules and regulations of the Canadian Securities Administrators and US Securities and Exchange Commission (“SEC”) for the preparation of condensed interim financial statements. Accordingly, these unaudited condensed consolidated financial statements do not include all of the information and notes required for compliance with GAAP for annual financial statements. These statements should be read in conjunction with our audited annual consolidated financial statements prepared in accordance with GAAP for the fiscal year ended January 31, 2024.

The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods presented. The preparation of these unaudited condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the results of operations for the interim period should not be considered indicative of results to be expected for the full year ending January 31, 2025.

Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ends on January 31, 2025, is referred to as the “current fiscal year”, “fiscal 2025”, “2025” or using similar words. Our previous fiscal year, which ended on January 31, 2024, is referred to as the “previous fiscal year”, “fiscal 2024”, “2024” or using similar words. Other fiscal years are referenced by the applicable year during which the fiscal year ends. For example, “2026” refers to the annual period ending January 31, 2026 and the “fourth quarter of 2026” refers to the quarter ending January 31, 2026.

The significant accounting policies used in preparing these condensed consolidated financial statements are unchanged from those disclosed in the Company’s fiscal 2024 annual consolidated financial statements and have been applied consistently to all periods presented in these condensed consolidated financial statements.

Recently issued accounting pronouncements In November 2023, the FASB issued Accounting Standards Update 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, which is our fiscal year that began on February 1, 2024 (fiscal 2025) and interim periods within fiscal years beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted. The Company will adopt this guidance in the fourth quarter of fiscal 2025. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The amendments in ASU 2023-09 enhance transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. ASU 2023-09 is effective for annual periods beginning after December 15, 2024, which will be our fiscal year beginning February 1, 2025 (fiscal 2026). Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The Company will adopt this guidance in the fourth quarter of fiscal 2026. The adoption of this guidance is not expected to have a material impact on our results of operations or disclosures.

Note 3 – Acquisitions

Fiscal 2025 Acquisitions

On March 28, 2024, Descartes acquired all of the shares of OCR Services, Inc. (“OCR”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $82.8 million, net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $4.7 million with a fair value of $3.9 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was $0.8 million. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before March 28, 2025.

On April 19, 2024, Descartes acquired substantially all of the shares of Aerospace Software Developments (“ASD”), a leading provider of global trade compliance solutions and content. The purchase price for the acquisition was approximately $62.5 million (EUR 58.7 million), net of cash acquired, which was substantially paid at closing from cash on hand with the remaining $3.6 million expected to be paid by the end of fiscal 2025. The gross contractual amount of trade receivables acquired was $1.1 million with a fair value of $1.1 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, intangible assets, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before April 19, 2025.

On June 10, 2024, Descartes acquired all of the shares of BoxTop Technologies Limited (“BoxTop”), a leading provider of shipment management solutions for small- to mid-sized logistics services providers. The purchase price for the acquisition was approximately $12.1 million (GBP 9.5 million), net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was nominal with a nominal fair value at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The completion of the initial purchase price allocation is pending the finalization of the fair value for trade receivables, intangible assets, accrued liability balances, deferred revenue as well as potential unrecorded liabilities. We expect to finalize the purchase price allocation on or before June 10, 2025.

For the businesses acquired during fiscal 2025, we incurred acquisition-related costs of $2.0 million and $2.4 million for the three and six month periods ended July 31, 2024, respectively. The acquisition-related costs were primarily for advisory services and are included in other charges in our condensed consolidated statements of operations. During the three and six month periods ended July 31, 2024, we have recognized revenues of $8.2 million and $10.2 million, respectively, and net income of $1.3 million and $1.7 million, respectively, from OCR, ASD and BoxTop since the date of acquisition in our condensed consolidated statements of operations.

The preliminary purchase price allocation for the businesses acquired during 2025, which has not been finalized, is as follows:

	OCR	ASD	BoxTop	Total
Purchase price consideration:
Cash, net of cash acquired related to OCR ($5,743), ASD ($2,475) and BoxTop ($1,012)	82,659	58,945	12,111	153,715
Consideration payable	190	3,577	—	3,767
Net working capital adjustments (receivable) / payable	(340)	695	62	417
	82,509	63,217	12,173	157,899
Allocated to:
Current assets, excluding cash acquired	4,265	4,572	56	8,893
Deferred income tax asset	77	—	—	77
Right-of-use Assets	59	—	186	245
Other long-term assets	13	6	1	20
Current liabilities	(1,073)	(627)	(405)	(2,105)
Deferred revenue	(9,755)	(367)	(454)	(10,576)
Lease obligations	(59)	—	(186)	(245)
Deferred income tax liability	(13,107)	(3,319)	(1,743)	(18,169)
Net tangible assets (liabilities) assumed	(19,580)	265	(2,545)	(21,860)

Finite life intangible assets acquired:
Customer agreements and relationships	24,200	12,247	2,926	39,373
Existing technology	25,000	14,377	3,944	43,321
Trade names	1,500	298	25	1,823
Non-compete covenants	600	426	76	1,102
Goodwill	50,789	35,604	7,747	94,140
	82,509	63,217	12,173	157,899

The above transactions were accounted for using the acquisition method in accordance with ASC Topic 805, “Business Combinations”. The purchase price allocations in the table above represents our estimates of the allocation of the purchase price and the fair value of net assets acquired. The preliminary purchase price allocations may differ from the final purchase price allocation, and these differences may be material. Revisions to the allocations will occur as additional information about the fair value of assets and liabilities becomes available. The final purchase price allocations will be completed within one year from the acquisition date.

The acquired intangible assets are being amortized over their estimated useful lives as follows:

	OCR	ASD	BoxTop
Customer agreements and relationships	13 years	13 years	13 years
Existing technology	6 years	6 years	6 years
Trade names	10 years	3-6 years	2 years
Non-compete covenants	5 years	5 years	5 years

The goodwill on the OCR, ASD and BoxTop acquisitions arose as a result of the combined strategic value to our growth plan. The goodwill arising from the OCR, ASD and BoxTop acquisitions are not deductible for tax purposes.

Fiscal 2024 Acquisitions

On February 14, 2023, Descartes acquired all of the shares of Windigo Logistics, Inc., doing business as GroundCloud (“GroundCloud”), a cloud-based provider of final-mile carrier solutions and road safety compliance tools. The purchase price for the acquisition was approximately $136.8 million, net of cash acquired, which was funded from cash on hand, plus potential performance-based contingent consideration of up to $80.0 million based on GroundCloud achieving revenue-based targets over the first two years post-acquisition. The fair value of the contingent consideration was valued at $19.6 million at the acquisition date. The gross contractual amount of trade receivables acquired was $1.5 million with a fair value of $1.5 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended January 31, 2024 with no adjustments.

On April 20, 2023, Descartes acquired substantially all of the assets of Localz Pty Ltd.(“Localz”), a cloud-based customer engagement platform for day-of-service interaction and order management. The purchase price for the acquisition was approximately $5.9 million, net of cash acquired, which was funded from cash on hand. The gross contractual amount of trade receivables acquired was $0.6 million with a fair value of $0.6 million at the date of acquisition. Our acquisition date estimate of contractual cash flows not expected to be collected was nominal. The purchase price was finalized in the three month period ended April 30, 2024 with no adjustments.

Pro Forma Results of Operations (Unaudited)

The financial information in the table below summarizes selected results of operations on a pro forma basis as if we had acquired BoxTop, ASD, OCR, Localz, and GroundCloud as of February 1, 2023.

This pro forma information is for information purposes only and does not purport to represent what our actual results of operations for the periods presented would have been had the acquisitions of BoxTop, ASD, OCR, Localz, and GroundCloud occurred at February 1, 2023, or to project our results of operations for any future period.

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

Revenue	163,781	150,565	320,842	296,367
Net income	34,709	27,206	69,028	54,890
Earnings per share
Basic	0.41	0.32	0.81	0.65
Diluted	0.40	0.31	0.79	0.63

Note 4 – Fair Value Measurements

ASC Topic 820 “Fair Value Measurements and Disclosures” (Topic 820) defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value, in this context, should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including our own credit risk.

Topic 820 establishes a fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

●	Level 1—inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
●	Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
●	Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The carrying amounts of the Company’s cash, accounts receivable (net), accounts payable, accrued liabilities and income taxes payable approximate their fair value (a Level 2 measurement) due to their short maturities.

The following table shows the Company’s financial instruments measured at fair value on a recurring basis as of July 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets:
Equity derivative contracts	—	20,991	—	20,991

Liabilities:
Contingent consideration	—	—	1,466	1,466

The following table shows the Company’s financial instruments measured at fair value on a recurring basis as of January 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets:
Equity derivative contracts	—	16,206	—	16,206

Liabilities:
Contingent consideration	—	—	35,146	35,146

The Company enters into equity derivative contracts including floating-rate equity forwards to partially offset the potential fluctuations of certain future share-based compensation expenses. The equity derivative contracts are not designated as hedge instruments and the Company does not hold derivatives for speculative purposes. As at July 31, 2024, we had equity derivatives for 330,441 Descartes common shares with a weighted average purchase price of $38.04.

The fair value of equity contract derivatives is determined utilizing a valuation model based on the quoted market value of our common shares at the balance sheet date (Level 2 fair value inputs). The fair value of equity contract derivatives is recorded as other current assets and gains and losses are recorded in general and administrative expenses in the condensed consolidated financial statements. During the three and six months ended July 31, 2024, we recognized an expense (recovery) in general and administrative expenses of ($3.0) million and ($5.3) million, respectively, compared to an expense (recovery) of $1.0 million and ($1.2) million for the same periods of fiscal 2024, respectively.

Estimates of the fair value of contingent consideration is performed by the Company on a quarterly basis. Key unobservable inputs include revenue growth rates and the discount rates applied (11% to 13%). The estimated fair value increases as the annual revenue growth rate increases and as the discount rate decreases and vice versa.The following table presents the changes in the fair value measurements of the contingent consideration in Level 3 of the fair value hierarchy:

Level 3
Balance at January 31, 2024	35,146
Cash payments	(34,210)
Charges through profit or loss	541
Effect of movements in foreign exchange and other	(11)
Balance at July 31, 2024	1,466

Note 5 – Trade Accounts Receivable

	July 31,	January 31,
	2024	2024
Trade accounts receivable	58,459	52,268
Less: Provision for credit losses	(955)	(699)
	57,504	51,569

Included in accounts receivable are unbilled receivables in the amount of $2.9 million as at July 31, 2024 ($2.4 million as at January 31, 2024). No single customer accounted for more than 10% of the accounts receivable balance as of July 31, 2024 and January 31, 2024.

The following table presents the changes in the provision for credit losses as follows:

Provision
for Credit
Losses
Balance at January 31, 2024	699
Current period provision for expected losses	1,010
Write-offs charged against the provision	(750)
Effect of movements in foreign exchange	(4)
Balance at July 31, 2024	955

Note 6 – Other Receivables

	July 31,	January 31,
	2024	2024
Net working capital adjustments receivable from acquisitions	340	—
Other receivables	15,684	12,193
	16,024	12,193

Other receivables include receivables related to sales and use taxes, income taxes, non-trade receivables and contract assets. At July 31, 2024, $0.3 million (nil at January 31, 2024) of the net working capital adjustments receivable from acquisitions is recoverable from amounts held in escrow related to the respective acquisitions.

Note 7 – Property and Equipment

	July 31,	January 31,
	2024	2024
Cost
Computer equipment and software	39,739	48,943
Furniture and fixtures	1,447	1,432
Leasehold improvements	1,018	994
Equipment installed with customers	2,335	2,314
Assets under construction	490	497
	45,029	54,180
Accumulated depreciation
Computer equipment and software	28,970	38,825
Furniture and fixtures	1,319	1,287
Leasehold improvements	788	730
Equipment installed with customers	1,913	1,786
	32,990	42,628
Net	12,039	11,552

Note 8 - Intangible Assets

	July 31,	January 31,
	2024	2024
Cost
Customer agreements and relationships	336,798	299,524
Existing technology	443,182	403,944
Trade names	11,920	10,139
Non-compete covenants	15,908	14,911
	807,808	728,518
Accumulated amortization
Customer agreements and relationships	181,345	172,026
Existing technology	301,457	285,148
Trade names	8,597	8,227
Non-compete covenants	12,538	12,070
	503,937	477,471
Net	303,871	251,047

Intangible assets related to our acquisitions are recorded at their fair value at the acquisition date. The change in intangible assets during the six month period ended July 31, 2024 is primarily due to the acquisitions of OCR, ASD and BoxTop, partially offset by amortization. The balance of the change in intangible assets is due to foreign currency translation.

Intangible assets with a finite life are amortized into income over their useful lives. Amortization expense for existing intangible assets is expected to be $303.9 million over the following periods: $33.1 million for the remainder of fiscal 2025, $63.9 million for 2026, $49.2 million for 2027, $42.0 million for 2028, $33.6 million for 2029 and $82.1 million thereafter. Expected future amortization expense is subject to fluctuations in foreign exchange rates and assumes no future adjustments to acquired intangible assets.

Note 9 – Goodwill

Goodwill is recorded when the consideration paid for an acquisition of a business exceeds the fair value of identifiable net tangible and intangible assets acquired. The following table summarizes the changes in goodwill since January 31, 2023:

	July 31,	January 31,
	2024	2024
Balance at beginning of period	760,413	675,647
Acquisition of GroundCloud	—	82,750
Acquisition of Localz	—	954
Acquisition of OCR	50,789	—
Acquisition of ASD	35,604	—
Acquisition of BoxTop	7,747	—
Adjustments on account of foreign exchange	(4,562)	1,062
Balance at end of period	849,991	760,413

Note 10 - Accrued Liabilities

	July 31,	January 31,
	2024	2024
Accrued compensation and benefits	45,528	43,075
Accrued contingent acquisition consideration	1,466	35,146
Accrued professional fees	2,070	1,577
Other accrued liabilities	16,130	12,026
	65,194	91,824

Other accrued liabilities include accrued expenses related to third party resellers and royalties, suppliers, accrued restructuring charges, and accrued consideration payable.

Note 11 – Long-Term Debt

We have a senior secured revolving credit facility in place with a syndicate of lenders. The facility is a $350.0 million revolving operating credit facility to be available for general corporate purposes, including the financing of ongoing working capital needs and acquisitions. The credit facility has a five-year maturity with no fixed repayment dates prior to the end of the term ending December 2027. With the approval of the lenders, the credit facility can be expanded to a total of $500.0 million. Borrowings under the credit facility are secured by a first charge over substantially all of Descartes’ assets. Depending on the type of advance, interest rates under the revolving operating portion of the credit facility are based on the Canada or US prime rate, Canadian Overnight Repo Rate Average (CORRA) or the Secured Overnight Financing Rate (SOFR) plus an additional 0 to 250 basis points based on the ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit facility. A standby fee of between 20 to 40 basis points will be charged on all undrawn amounts. The credit facility contains certain customary representations, warranties and guarantees, and covenants.

No amounts were drawn on the credit facility as of July 31, 2024 and the balance of $350.0 million is available for use. We were in compliance with the covenants of the credit facility as of July 31, 2024.

As at July 31, 2024, we had outstanding letters of credit of approximately $0.2 million ($0.2 million as at January 31, 2024), which were not related to our credit facility.

Note 12 – Leases

We have operating leases for buildings, vehicles and computer equipment. Our leases have remaining terms of up to 5 years, some of which include options to extend the leases for up to 5 years.

The components of operating lease expense were as follows:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

Operating lease cost	927	1,027	1,835	2,000
Short-term lease cost	116	146	236	328
Total operating lease cost	1,043	1,173	2,071	2,328

Supplemental cash flow information related to operating leases was as follows:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

Operating cash outflows from operating leases included in measurement of lease liabilities	1,113	1,104	2,067	2,093
New ROU assets obtained in exchange for lease obligations	571	348	1,524	830

Supplemental information related to operating leases was as follows:

	July 31,	January 31,
	2024	2024
Weighted average remaining lease term (years)	3.0	3.0
Weighted average discount rate (%)	4.8	4.1

Maturities of operating lease liabilities were as follows as of July 31, 2024:

Operating
Years Ended January 31,	Leases
Remainder of 2025	1,860
2026	2,745
2027	1,683
2028	953
2029	450
2030 and thereafter	218
Total lease payments	7,909
Less: imputed interest	663
Total lease obligations	7,246
Current	2,947
Long-term	4,299

Note 13 - Commitments, Contingencies and Guarantees

Commitments

As described in Note 2 to the audited consolidated financial statements for 2024 included in our 2024 Annual Report, we maintain deferred share unit (“DSU”) and cash-settled restricted share unit (“CRSU”) plans for our directors and employees. Any payments made pursuant to these plans are settled in cash. For DSUs and CRSUs, the units vest over time and the liability recognized at any given consolidated balance sheet date reflects only those units vested at that date that have not yet been settled in cash. As such, we had an unrecognized aggregate liability for the unvested DSUs and CRSUs of $0.9 million and $1.5 million, respectively, at July 31, 2024. The ultimate liability for any payment of DSUs and CRSUs is dependent on the trading price of our common shares. To partially offset our exposure to fluctuations in our stock price, we have entered into equity derivative contracts, including floating-rate equity forwards. As at July 31, 2024, we had equity derivatives for 330,441 Descartes common shares and a DSU liability for 330,441 Descartes common shares, resulting in no net exposure resulting from changes to our share price.

Contingencies

We are subject to a variety of other claims and suits that arise from time to time in the ordinary course of our business. The consequences of these matters are not presently determinable but, in the opinion of management after consulting with legal counsel, the ultimate aggregate potential liability is not currently expected to have a material effect on our results of operations or financial position.

Product Warranties

In the normal course of operations, we provide our customers with product warranties relating to the performance of our hardware, software and services. To date, we have not encountered material costs as a result of such obligations and have not accrued any liabilities related to such obligations in our condensed consolidated financial statements.

Business combination agreements

In respect of our acquisitions of Supply Vision and GroundCloud, up to $41.5 million in cash may become payable if certain revenue performance targets are met in the two years following the acquisition. A balance of $1.5 million is accrued related to the fair value of this contingent consideration as at July 31, 2024.

Guarantees

In the normal course of business, we enter into a variety of agreements that may contain features that meet the definition of a guarantee under ASC Topic 460, “Guarantees”. The following lists our significant guarantees:

Intellectual property indemnification obligations

We provide indemnifications of varying scope to our customers against claims of intellectual property infringement made by third parties arising from the use of our products. In the event of such a claim, we are generally obligated to defend our customers against the claim and we are liable to pay damages and costs assessed against our customers that are payable as part of a final judgment or settlement. These intellectual property infringement indemnification clauses are not generally subject to any dollar limits and remain in force for the term of our license agreement with our customer, which license terms are typically perpetual. Historically, we have not encountered material costs as a result of such indemnification obligations.

Other indemnification agreements

In the normal course of operations, we enter into various agreements that provide general indemnities. These indemnities typically arise in connection with purchases and sales of assets, securities offerings or buy-backs, service contracts, administration of employee benefit plans, retention of officers and directors, membership agreements, customer financing transactions, and leasing transactions. In addition, our corporate by-laws provide for the indemnification of our directors and officers. Each of these indemnities requires us, in certain circumstances, to compensate the counterparties for various costs resulting from breaches of representations or obligations under such arrangements, or as a result of third party claims that may be suffered by the counterparty as a consequence of the transaction. We believe that the likelihood that we could incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnities.

In evaluating estimated losses for the guarantees or indemnities described above, we consider such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. We are unable to make a reasonable estimate of the maximum potential amount payable under such guarantees or indemnities as many of these arrangements do not specify a maximum potential dollar exposure or time limitation. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Given the foregoing, to date, we have not accrued any liability in our condensed consolidated financial statements for the guarantees or indemnities described above.

Note 14 – Share Capital

On July 15, 2022, we filed a final short - form base shelf prospectus (the “2022 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. No securities were sold pursuant to the 2022 Base Shelf Prospectus, which was withdrawn in July 2024.

On July 15, 2024, we filed a final short - form base shelf prospectus (the "2024 Base Shelf Prospectus"), allowing us to offer and issue an unlimited quantity of the following securities during the 25 - month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. No securities have yet been sold pursuant to the 2024 Base Shelf Prospectus.

For the three and six month periods ended July 31, 2024, cash flows provided from stock options and share units exercised were $3.3 million and $7.5 million, respectively, compared to $0.6 million and $6.0 million the same periods in fiscal 2024, respectively.

For the three and six month periods ended July 31, 2024, the Company withheld nil and 73,588 common shares, respectively, to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs, compared to nil and 63,330 in the same periods in fiscal 2024, respectively. Total payments to satisfy employee tax withholding requirements for net share settlements of PSUs and RSUs were nil and $6.7 million for the three and six month periods ended July 31, 2024, respectively, compared with nil and $4.9 million in the same periods in fiscal 2024, respectively, and are reflected as a financing activity in the condensed consolidated statements of cash flows.

Note 15 - Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (“EPS”) (number of shares in thousands):

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

Net income for purposes of calculating basic and diluted earnings per share	34,681	28,116	69,348	57,469

Weighted average shares outstanding	85,430	85,083	85,353	85,017
Dilutive effect of employee stock options	556	483	557	515
Dilutive effect of restricted and performance share units	1,255	1,217	1,266	1,232
Weighted average common and common equivalent shares outstanding	87,241	86,783	87,176	86,764
Earnings per share
Basic	0.41	0.33	0.81	0.68
Diluted	0.40	0.32	0.80	0.66

For the three month periods ended July 31, 2024 and July 31, 2023, nil and 273,837 options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. For the three month periods ended July 31, 2024 and July 31, 2023, the application of the treasury stock method excluded 360,030 and 9,828 stock options, respectively, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such options that are attributed to future service periods made such options anti-dilutive.

For the six month periods ended July 31, 2024 and July 31, 2023, nil and 273,837 options, respectively, were excluded from the calculation of diluted EPS as those options had an exercise price greater than or equal to the average market value of our common shares during the applicable periods and their inclusion would have been anti-dilutive. For the six month periods ended July 31, 2024 and July 31, 2023, the application of the treasury stock method excluded 510,795 and 9,828 stock options, respectively, from the calculation of diluted EPS as the assumed proceeds from the unrecognized stock-based compensation expense of such stock options that are attributed to future service periods made such stock options anti-dilutive.

For the three month periods ended July 31, 2024 and July 31, 2023, the application of the treasury stock method excluded PSUs and RSUs of 92,873 and 95,134, respectively, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs and RSUs that are attributed to future service periods made such PSUs and RSUs anti-dilutive.

For the six month periods ended July 31, 2024 and July 31, 2023, the application of the treasury stock method excluded PSUs and RSUs of 92,873 and 95,134, respectively, from the calculation of diluted EPS as the unrecognized stock-based compensation expense of such PSUs and RSUs that are attributed to future service periods made such PSUs and RSUs anti-dilutive.

Note 16 - Stock-Based Compensation Plans

Total estimated stock-based compensation expense recognized in our condensed consolidated statement of operations was as follows:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023
Cost of revenues	386	304	652	505
Sales and marketing	1,768	1,417	2,980	2,287
Research and development	740	580	1,235	965
General and administrative	2,614	2,150	4,410	3,613
Effect on net income	5,508	4,451	9,277	7,370

Differences between how GAAP and applicable income tax laws treat the amount and timing of recognition of stock-based compensation expense may result in a deferred tax asset. We have recorded a valuation allowance against any such deferred tax asset except for $1.0 million ($1.0 million at January 31, 2024) recognized in the United States. We realized a nominal tax benefit in connection with stock options exercised during both the three and six month periods ended July 31, 2024 and a nominal tax benefit for both the same periods in fiscal 2024.

Stock Options

As of July 31, 2024, we had 1,622,821 stock options granted and outstanding under our shareholder-approved stock option plan and 2,173,280 remained available for grant.

As of July 31, 2024, $13.8 million of total unrecognized compensation costs related to non-vested stock option awards is expected to be recognized over a weighted average period of 2.6 years. The total fair value of stock options vested during the three and six month periods ended July 31, 2024 was $0.2 million and $0.3 million, respectively.

For the three and six month periods ended July 31, 2024, 357 and 276,361 stock options, respectively, were granted compared to 2,553 and 278,845 stock options for the same periods in fiscal 2024. The weighted average grant-date fair value of stock options granted during the six month periods ended July 31, 2024 and July 31, 2023 was $29.83 per option and $26.29 per option, respectively.

The weighted-average assumptions were as follows:

	Six Months Ended
	July 31,	July 31,
	2024	2023

Expected dividend yield (%)	—	—
Expected volatility (%)	30.0	30.8
Risk-free rate (%)	3.7	3.2
Expected option life (years)	5	5

A summary of option activity under all of our plans is presented as follows:

			Weighted-	Aggregate
	Number of	Weighted-	Average	Intrinsic
	Stock	Average	Remaining	Value
	Options	Exercise	Contractual	(in
	Outstanding	Price	Life (years)	millions)
Balance at January 31, 2024	1,568,551	$52.31	3.9	$54.8
Granted	276,361	$89.64
Exercised	(215,199)	$34.91
Forfeited	(6,892)	$73.84
Balance at July 31, 2024	1,622,821	$60.37	4.2	$69.2

Vested or expected to vest at July 31, 2024	1,622,821	$60.37	4.2	$69.2

Exercisable at July 31, 2024	923,010	$48.78	3.1	$50.0

The total intrinsic value of stock options exercised during the three and six month periods ended July 31, 2024 was $5.3 million and $12.5 million, compared to $0.8 million and $9.6 million during the same periods of fiscal 2024, respectively.

Performance Share Units

A summary of PSU activity is as follows:

		Weighted-	Weighted-	Aggregate
		Average	Average	Intrinsic
	Number of	Granted	Remaining	Value
	PSUs	Date Fair	Contractual	(in
	Outstanding	Value	Life (years)	millions)
Balance at January 31, 2024	988,543	$53.81	4.5	$86.3
Granted	92,873	$110.99
Performance units issued	40,477	$80.99
Exercised	(103,504)	$13.62
Balance at July 31, 2024	1,018,389	$63.77	5.1	$104.9

Vested or expected to vest at July 31, 2024	1,018,389	$63.77	5.1	$104.9

Exercisable at July 31, 2024	732,391	$48.27	3.8	$75.4

The aggregate intrinsic value represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on July 31, 2024) that would have been received by PSU holders if all PSUs had been vested on July 31, 2024.

As of July 31, 2024, $15.7 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 2.0 years. The total fair value of PSUs vested during the three and six month periods ended July 31, 2024 was nil and $6.1 million, respectively.

Restricted Share Units

A summary of RSU activity is as follows:

		Weighted-	Weighted-	Aggregate
		Average	Average	Intrinsic
	Number of	Granted	Remaining	Value
	RSUs	Date Fair	Contractual	(in
	Outstanding	Value	Life (years)	millions)
Balance at January 31, 2024	482,094	$40.19	4.8	$42.1
Granted	62,597	$89.64
Exercised	(51,752)	$11.27
Balance at July 31, 2024	492,939	$49.12	5.5	$50.8

Vested or expected to vest at July 31, 2024	492,939	$49.12	5.5	$50.8

Exercisable at July 31, 2024	367,938	$38.29	4.3	$37.9

The aggregate intrinsic value represents the total pre-tax intrinsic value (the aggregate closing share price of our common shares on July 31, 2024) that would have been received by RSU holders if all RSUs had been vested on July 31, 2024.

As of July 31, 2024, $8.0 million of total unrecognized compensation costs related to non-vested awards is expected to be recognized over a weighted average period of 2.0 years. The total fair value of RSUs vested during both the three and six month periods ended July 31, 2024 was nil.

Deferred Share Unit Plan

As at July 31, 2024, the total number of DSUs held by participating directors was 330,441 (311,081 at January 31, 2024), representing an aggregate accrued liability of $32.7 million ($27.3 million at January 31, 2024). During the six month period ended July 31, 2024, 19,360 DSUs were granted. The fair value of the DSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost (recovery) related to DSUs recognized during the three and six month periods ended July 31, 2024 was $3.9 million and $6.3 million, respectively, compared to ($0.1) million and $2.3 million for the same periods in fiscal 2024, respectively.

Cash-Settled Restricted Share Unit Plan

A summary of activity under our CRSU plan is as follows:

		Weighted-
		Average
	Number of	Remaining
	CRSUs	Contractual
	Outstanding	Life (years)
Balance at January 31, 2024	11,370	1.8
Granted	8,579
Vested and settled in cash	(3,430)
Forfeited	(7)
Balance at July 31, 2024	16,512	2.1

Non-vested at July 31, 2024	16,512	2.1

We recognize the compensation cost of the CRSUs ratably over the service/vesting period relating to the grant and have recorded an aggregate accrued liability of $0.2 million at July 31, 2024 ($0.2 million at January 31, 2024). As at July 31, 2024, the unrecognized aggregate liability for the unvested CRSUs was $ 1.5 million ($ 0.8 million at January 31, 2024). The fair value of the CRSU liability is based on the closing price of our common shares at the balance sheet date. The total compensation cost related to CRSUs recognized during the three and six month periods ended July 31, 2024 was $0.2 million and $0.4 million, respectively, compared to $0.1 million and $0.3 million for the same periods in fiscal 2024, respectively.

Note 17 - Income Taxes

The effective tax rates (which is the provision for income taxes expressed as a percentage of income before income taxes) were 28.2% and 26.6% for the three and six month periods ended July 31, 2024, respectively, and 27.0% and 24.7% for the same periods in fiscal 2024, respectively. The increase in the three and six month periods ended July 31, 2024 compared to the same periods in fiscal 2024 was primarily due to a recovery of tax credits related to prior years in Canada in fiscal 2024. The remainder of the difference is due to normal course movements and non-material items.

Note 18 – Contract Balances, Performance Obligations and Contract Costs

Deferred Revenue

The following table presents the changes in the deferred revenue balance as follows:

Deferred
Revenue
Balance at January 31, 2024	85,977
Recognition of previously deferred revenue	(44,037)
Deferral of revenue	58,907
Increases from business combinations, net	4,512
Effect of movements in foreign exchange	(286)
Balance at July 31, 2024	105,073
Current	103,701
Long-term	1,372

Performance Obligations

As of July 31, 2024, approximately $430.1 million of revenue is expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. We expect to recognize revenue on approximately 85% of these remaining performance obligations over the next 24 months with the balance recognized thereafter.

Contract Assets

The following table presents the changes in the contract assets balance as follows:

Contract
Assets
Balance at January 31, 2024	3,029
Transfers to trade receivables from contract assets	(943)
Increases as a result of revenue recognized during the period, net of amounts transferred to trade receivables	3,276
Effect of movements in foreign exchange	(18)
Balance at July 31, 2024	5,344

Contract Costs

Capitalized contract costs (primarily comprised of commissions) net of accumulated amortization is $ 18.5 million at July 31, 2024 ($18.6 million at January 31, 2024). Capitalized contract costs are amortized consistent with the pattern of transfer to the customer for the goods and services to which the asset relates. For the three and six month periods ended July 31, 2024, the amount of amortization included in sales and marketing expenses was $1.7 million and $3.4 million, respectively, and $1.6 million and $3.2 million for the same periods in fiscal 2024, respectively.

Note 19 - Other Charges

Other charges are comprised of acquisition-related costs, contingent consideration adjustments and restructuring initiatives which have been undertaken from time to time under various restructuring plans. Acquisition-related costs primarily include advisory services, administrative costs and retention bonuses to employees joining by way of an acquisition, and collectively relate to completed and prospective acquisitions. Contingent consideration adjustments relate to changes in anticipated acquisition earnout payment accruals primarily as a result of increases or decreases to revenue performance and forecasts. Revenue forecasts are updated on a quarterly basis and the related earnout payment accruals are updated accordingly.

The following tables shows the components of other charges as follows:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023
Acquisition-related costs	1,311	391	3,389	1,719
Contingent consideration accretion and adjustments	(1,247)	2,064	541	2,667
Restructuring plans	86	—	138	2
	150	2,455	4,068	4,388

Fiscal 2024 Restructuring Plan

In the third quarter of fiscal 2024, management approved and began to implement the fiscal 2024 restructuring plan to reduce operating expenses and increase operating margins. To date, $1.8 million has been recorded within other charges in conjunction with this restructuring plan. These charges are comprised of office closures and workforce reduction charges. As of July 31, 2024, we expect total remaining office closures and workforce reduction costs to be incurred of approximately $0.1 million to $0.2 million.

The following table shows the changes in the restructuring provision for the fiscal 2024 restructuring plan:

	Workforce	Office
	Reduction	Closures	Total
Balance at January 31, 2024	442	—	442
Accruals and adjustments	57	81	138
Cash draw downs	(378)	(81)	(459)
Non-cash draw downs and foreign exchange	(7)	—	(7)
Balance at July 31, 2024	114	—	114

Note 20 – Supplemental Cash Flow Information

The following tables presents the cash flow changes in operating asset and liabilities:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023
Trade accounts receivable	(3,466)	(6,051)	(992)	(9,170)
Other accounts receivable	(4,394)	(1,742)	(601)	(2,782)
Prepaid expenses and other	(2,135)	2,198	(6,721)	(1,542)
Inventory	321	385	201	365
Accounts payable	1,841	(367)	3,249	659
Accrued liabilities	(24,540)	782	(21,649)	2,431
Income taxes payable	(40)	(752)	1,416	(1,469)
Operating leases	(185)	(99)	(216)	(118)
Deferred revenue	6,159	10,260	8,517	15,856
	(26,439)	4,614	(16,796)	4,230

Note 21 - Segmented Information

We review our operating results, assess our performance, make decisions about resources, and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one reportable business segment providing logistics technology solutions. The following tables provide our disaggregated revenue information by geographic location of customer and revenue type:

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023
Revenues
United States	109,631	96,822	211,196	187,338
Europe, Middle-East and Africa	38,426	33,652	73,560	67,307
Canada	10,389	8,337	20,360	16,624
Asia Pacific	4,979	4,582	9,657	8,738
	163,425	143,393	314,773	280,007

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023
Revenues
Services	146,244	130,744	284,079	254,854
Professional services and other	15,795	11,282	28,768	22,826
License	1,386	1,367	1,926	2,327
	163,425	143,393	314,773	280,007

License revenues are derived from perpetual licenses granted to our customers to use our software products. Services revenues are comprised of ongoing transactional and/or subscription fees for use of our services and products by our customers and maintenance, which include revenues associated with maintenance and support of our services and products. Professional services and other revenues are comprised of professional services revenues from consulting, implementation and training services related to our services and products, hardware revenues and other revenues.

The following table provides information by geographic area of operation for our long-lived assets. Long-lived assets represent property and equipment and intangible assets that are attributed to geographic areas.

	July 31,	January 31,
	2024	2024
Total long-lived assets
United States	211,189	178,843
Europe, Middle-East and Africa	56,957	26,298
Canada	38,824	47,072
Asia Pacific	8,940	10,386
	315,910	262,599

CORPORATE INFORMATION

Stock Exchange Information

Our common stock trades on the Toronto Stock Exchange under the symbol DSG and on The Nasdaq Stock Market under the symbol DSGX.

Transfer Agents

Computershare Investor Services Inc.	Computershare Trust Company
100 University Avenue	12039 West Alameda Parkway
Toronto, Ontario M5J 2Y1	Suite Z-2 Lakewood, Colorado
North America: (800) 663-9097	80228 USA
Phone: (416) 263-9200	Phone: (303) 262-0600

Independent Registered Public Accounting Firm

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place

Suite 1400

Vaughan, Ontario L4K 0J3

Phone: (416) 777-8500

Investor Inquiries

Investor Relations

The Descartes Systems Group Inc.

120 Randall Drive

Waterloo, Ontario N2V 1C6

Phone: (519) 746-2969

Toll Free: (800) 419-8495

E-mail: investor@descartes.com

www.descartes.com

The Descartes Systems Group Inc.

Corporate Headquarters

120 Randall Drive

Waterloo, Ontario N2V 1C6

Canada

Phone: (519) 746-8110

(800) 419-8495

Fax:	(519) 747-0082

info@descartes.com

www.descartes.com